Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Lonerider Spirits, LLC
8816 Gulf Court, Suite 100
Raleigh, NC 27617
https://loneriderspirits.com/

Up to $123,999.12 in CF Units at $2.52
Minimum Target Amount: $123,999.12

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Lonerider Spirits, LLC
Address: 8816 Gulf Court, Suite 100, Raleigh, NC 27617
State of Incorporation: NC
Date Incorporated: May 02, 2018

Terms:

Equity

Offering Minimum: $123,999.12 | 49,206 shares of CF Units
Offering Maximum: $123,999.12 | 49,206 shares of CF Units
Type of Security Offered: CF Units
Purchase Price of Security Offered: $2.52
Minimum Investment Amount (per investor): $249.48

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee or employed by such a licensee.

*Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus

Previous Investors in Lonerider Spirits will receive 10% bonus units.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks and receive 10% bonus units.

Early Bird 2: Invest $1,000+ within the first 2 weeks and receive 12% bonus units.

Early Bird 3: Invest $5,000+ within the first 2 weeks and receive 15% bonus units.

Early Bird 4: Invest $15,000+ within the first 2 weeks and receive 20% bonus units.

Early Bird 5: Invest $40,000+ within the first 2 weeks and receive 25% bonus units.

Flash Perk 1: Invest $5,000+ between Day 35 - 40 and receive 12% bonus units.

Amount-Based Perks

Tier 1: Invest $500+ and receive 1 Bottle of Southern Nog + Invite to Investors Only Event at Distillery & TapRoom.

Tier 2: Invest $1,000+ and receive 1 Bottle of Southern Nog + 1 Bottle of Nutcracker Pecan Whiskey + Invite & Plus One to Investors Only Event at Distillery & TapRoom + 5% bonus units.

Tier 3: Invest $5,000+ and receive 2 Bottles of Southern Nog + 2 Bottles of Nutcracker Pecan Whiskey + Invite & Plus One to Investors Only Event at Distillery & TapRoom + 10% bonus units.

Tier 4: Invest $10,000+ and receive 2 Bottles of Southern Nog + 2 Bottles of Nutcracker Pecan Whiskey + Invite & Plus One to Investors Only Event at Distillery & TapRoom + 15% bonus units.

Tier 5: Invest $20,000+ and Receive five hours of venue rental (date subject to availability) and a $1,000 bar tab credit for your event + 2 Bottles of Southern Nog + 2 Bottles of Nutcracker Pecan Whiskey + Invite & Plus One to Investors Only Event at Distillery & TapRoom 17% bonus units.

Tier 6: Invest $50,000+ and Receive five hours of venue rental (date subject to availability) and a $1,000 bar tab credit for your event + 2 CUSTOMIZED Bottles of Southern Nog + 2 CUSTOMIZED Bottles of Nutcracker Pecan Whiskey + Invite & Plus One to Investors Only Event at Distillery & TapRoom + 20% bonus units.

The 10% StartEngine Venture Club Bonus

Lonerider Spirits will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of CF Units at $2.52 / unit, you will receive 110 units of CF Units meaning you'll own 110 units for $252. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus, and the Testing the Waters Reservations Page Bonus in addition to the aforementioned bonus.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The Company and its Business

Company Overview

Overview

Lonerider Spirits is a North Carolina-based distillery. The company has leveraged its extensive distribution network to achieve over 600 points of distribution across the state. Known for creating unique bourbon products with distinctive flavor profiles, Lonerider Spirits has received numerous awards and established a significant presence in the North Carolina spirits market.

Business Model

Lonerider Spirits has established one location, with a second on the way: a micro-distillery room inside the Wake Forest Hideout location, and an upcoming micro-distillery room and bottle shop in the Oak Island Hideout location. Combined, the Lonerider brand boasts four locations, including the original brewery and cocktail bar in Raleigh, a taproom at Raleigh-Durham International Airport, a taproom in Wake Forest, and a waterfront restaurant, concert venue, and marina in Oak Island, all of which allow more people to experience Lonerider's craft spirits and beers.

Intellectual Property

Lonerider Spirits employs a distinctive finishing process for its bourbons, using barrels that previously aged other spirits or beers. This process has resulted in products such as Sherry Cask Bourbon, Deadwood Stout Finished Bourbon, and Tequila Cask Bourbon. The company has taken steps to protect its proprietary methods and branding to maintain the exclusivity of its products. Its strong brand recognition and award-winning products are integral to its intellectual property strategy.

Competitors and Industry

Competitors

Lonerider Spirits faces competition from both local and national distilleries. In North Carolina, notable local competitors include Durham Distillery and Broad Branch Distillery. Nationally, Lonerider competes with larger brands such as Buffalo Trace and Maker's Mark. These national brands have larger marketing budgets and extensive distribution networks. Despite this, Lonerider's unique product offerings and established distribution channels within North Carolina provide it with a competitive edge.

Industry

The craft spirits industry is experiencing significant growth, driven by consumer interest in unique and high-quality products. In 2024, the global craft spirits market is projected to reach $19.35 billion, with expectations to grow to $31.89 billion by 2029, at a compound annual growth rate (CAGR) of 10.51% (https://www.mordorintelligence.com/industry-reports/craft-spirits-market) (https://www.researchandmarkets.com/reports/5012460/craft-spirits-market-share-analysis-industry). In the United States, the craft spirits market is expected to grow at a CAGR of 29.4% from 2024 to 2030, reflecting the increasing demand for premium and innovative spirits (https://www.mordorintelligence.com/industry-reports/united-states-spirits-market). The North American market, in particular, leads in revenue contribution due to the rising number of craft distilleries and consumer preference for premium spirits (https://www.grandviewresearch.com/industry-analysis/craft-spirits-market).

Current Stage and Roadmap

Current Stage

Lonerider Spirits is in a growth phase, having validated its brand and product offerings. The company has established significant market traction, with its products available in 90% of North Carolina's ABC stores and over 600 distribution points. Additionally, Lonerider Spirits has multiple on-site locations that support its direct-to-consumer sales strategy. The company is now seeking growth capital to further expand its operations and market reach.

Future Roadmap

Lonerider Spirits plans to expand its sales footprint to 30,000 cases in the Carolinas and Virginia. The company aims to open 15 own-premise locations to enhance customer engagement and product visibility. By focusing on growth and strategic expansion, Lonerider Spirits intends to strengthen its position in the craft spirits market and explore new market opportunities.

The Team

Managers

Name: Sumit Vohra

Sumit Vohra's current primary role is with Lonerider Brewing Company. Sumit Vohra currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Principal Accounting Officer, Chairman of the Board (Part Time)
  Dates of Service: August, 2018 - Present
  Responsibilities: Sumit is founder and chairman of the company. He does not currently receive compensation and owns 62.2% of the company's assets. He spends 20 hours a week at Lonerider Spirits.

Other business experience in the past three years:

- Employer: Lonerider Brewing Company
  Title: CEO
  Dates of Service: January, 2009 - Present
  Responsibilities: Sumit is CEO and Chief Drinking Officer of Lonerider Brewing Company.

Name: Derek Tenbusch

Derek Tenbusch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP of Marketing, Secretary, Treasurer
  Dates of Service: January, 2019 - Present
  Responsibilities: Derek oversees all marketing activity including events, social media, website development and email marketing. He receive annual compensation of $65,000.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or the “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk

factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

The CF Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may

have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations

related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Our failure to comply with governmental regulations could adversely affect our business.
The alcohol beverage business is subject to extensive federal, state, local and foreign laws and treaties, including, but not limited to, those related to, environmental matters, health and safety codes, liquor sales, the preparation, labeling, packaging and sale of alcohol and employment. We will specifically rely on liquor licenses to operate our business, and to manufacture, sell and distribute our products. While we believe we can operate in substantial compliance with these laws, they are complex. As a result, regulatory risks are inherent in our operation. Our failure to comply with these laws could result in required renovations to our facilities, litigation, fines, penalties, judgments or other sanctions including the temporary suspension of operations. In addition, our inability to obtain, or loss of, one or more liquor licenses would have an adverse effect on our business. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting alcoholic beverage products. Also, the distribution of alcoholic beverage products is subject to extensive taxation, including, but not limited to, import taxes. An increase in taxes could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of alcoholic beverages.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brand and decrease our sales.
The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

The holders of certain Preferred Units are entitled to $12.5 million in preferential distributions before any distributions are received by the holders of CF Units.

As of the date hereof, the holders of preferred units ("Preferred Return Units") are entitled to receive $12,500,000 in distributions before any distributions are made to the holders of CF Units. After such preferred distribution and the return of all capital contributions to the holders of CF Units, the holders of Preferred Return Units are entitled to receive an additional $4,500,000 in preferred returns, before any further distributions are made to the holders of CF Units. In addition, there are $129,239.00 in unreturned capital contributions from the holders of CF Units sold in a prior offering.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.

These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Sumit Vohra	1,262,642	Class A Units	62.2%
Mihir Patel	767,481	Class A Units	37.8%

The Company's Securities

The Company has authorized Class A Units, Class B Units, Class W-1 Units, Class W-2 Units, CF Units, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 49,206 of CF Units.

Class A Units

The amount of security authorized is 2,030,123 with a total of 2,030,123 outstanding.

Voting Rights

The holders of Class A Units are entitled to one vote per Unit. Unless otherwise specifically set forth in the Operating Agreement, any matters requiring the approval of the Members must be approved by the holders of a majority of the outstanding Class A Units and Class W Units, voting together as a single class.

Material Rights

Voting Rights. The holders of Class A Units are entitled to one vote per Unit. Unless otherwise specifically set forth in the Operating Agreement, any matters requiring the approval of the Members must be approved by the holders of a majority of the outstanding Class A Units and Class W Units, voting together as a single class.

Inspection Rights. The holders of Class A Units may inspect any books and records of the Company.

Right of First Refusal. Prior to selling any Class A Units, Class B Units or Class W Units, the holder thereof, must offer them first, to the Company, and second to the holders of Class A Units and Class B Units.

Distributions. Any distributions shall be made in the following order: First, to the holders of Class A Units and Class B Units until they receive a return of their entire capital contributions, which currently amounts to $129,239. Second, to the holders of Class A Units, Class B Units and Class W Units (the "Preferred Return Units") until such time as they receive a preferred return in the aggregate amount of $12M less total capital contributions as of the first CF date. Third, to the holders of Class CF Units, until they receive a return of their entire capital contributions. Fourth, to the holders of Preferred Return Units, until they receive an additional preferred return in the aggregate amount of $4,500,000. Finally, to the holders of all Units, on a pro rata basis, however, distributions to the holders of Class W Units shall be subject to any distribution thresholds that may then exist.

Class B Units

The amount of security authorized is 3,602,483 with a total of 3,602,483 outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

Material Rights

Voting Rights. The holders of Class B Units have no voting rights.

Inspection Rights. The holders of Class B Units may inspect any books and records of the Company.

Right of First Refusal. Prior to selling any Class A Units, Class B Units or Class W Units, the holder thereof, must offer them first, to the Company, and second to the holders of Class A Units and Class B Units.

Distributions. See above.

Class W-1 Units

The amount of security authorized is 562,500 with a total of 562,500 outstanding.

Voting Rights

The holders of Class W-1 Units are entitled to one vote per Unit and the holders of Class W-2 Units have no voting rights. Unless otherwise specifically set forth in the Operating Agreement, any matters requiring the approval of the Members must be approved by the holders of a majority of the outstanding Class A Units and Class W Units, voting together as a single class.

Material Rights

Voting Rights. The holders of Class W-1 Units are entitled to one vote per Unit and the holders of Class W-2 Units have no voting rights. Unless otherwise specifically set forth in the Operating Agreement, any matters requiring the approval of the Members must be approved by the holders of a majority of the outstanding Class A Units and Class W Units, voting together as a single class.

Inspection Rights. The holders of Class W Units may inspect any books and records of the Company.

Right of First Refusal. Prior to selling any Class A Units, Class B Units or Class W Units, the holder thereof, must offer them first, to the Company, and second to the holders of Class A Units and Class B Units.

Distributions. See above.

Class W-2 Units

The amount of security authorized is 65,750 with a total of 65,750 outstanding.

Voting Rights

There are no voting rights associated with Class W-2 Units.

Material Rights

Voting Rights. The holders of Class W-1 Units are entitled to one vote per Unit and the holders of Class W-2 Units have no voting rights. Unless otherwise specifically set forth in the Operating Agreement, any matters requiring the approval of the Members must be approved by the holders of a majority of the outstanding Class A Units and Class W Units, voting together as a single class.

Inspection Rights. The holders of Class W Units may inspect any books and records of the Company.

Right of First Refusal. Prior to selling any Class A Units, Class B Units or Class W Units, the holder thereof, must offer them first, to the Company, and second to the holders of Class A Units and Class B Units.

Distributions. See above.

CF Units

The amount of security authorized is 76,922 with a total of 76,922 outstanding.

Voting Rights

There are no voting rights associated with CF Units.

Material Rights

Voting Rights. The holders of Class CF Units have no voting rights.

Inspection Rights. The holders of Class CF Units may inspect only those records of the Company, as required under Section 57D-3-04, subsections (1)–(5) of the North Carolina Limited Liability Company Act.

Distributions. See above.

SAFE

The security will convert into Class b units and the terms of the SAFE are outlined below:

Amount outstanding: $75,000.00
Maturity Date: December 01, 2025
Interest Rate: 0.0%
Discount Rate: 50.0%
Valuation Cap: None
Conversion Trigger: Equity Financing, Liquidity Event

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of CF Units of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class CF Units
  Type of security sold: Equity
  Final amount sold: $129,239.00
  Number of Securities Sold: 32,309
  Use of proceeds: Pembroke, NC location construction costs, Durham, NC location construction costs, Wake Forest, NC location construction costs, legal fees for crowdfunding, ongoing operations
  Date: April 30, 2022
  Offering exemption relied upon: Regulation CF

- Name: Class B Units
  Type of security sold: Equity
  Final amount sold: $231,303.00
  Number of Securities Sold: 123,033
  Use of proceeds: Inventory, Marketing and Sales
  Date: May 27, 2021
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $75,000.00
  Use of proceeds: Inventory, Marketing and Sales
  Date: August 01, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

There was a significant increase in revenue from $243,499.03 in 2022 to $487,826.00 in 2023, representing a 100.4% growth.

Cost of Sales

COGS also rose, from $145,776.72 in 2022 to $172,424.00 in 2023, but at a slower rate (18.3% increase).

Expenses

Total expenses in 2022 was $358,530.11. In 2023, total expenses increased significantly to $561,903, representing a 56.7% rise.

Gross Margins

The company reduced its net loss from -$308,996.33 in 2022 to -$240,657.00 in 2023, reflecting a 22.1% improvement.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are already established in the market. Past cash was primarily generated through sales and equity investments. Our goal is to raise 1.5 million to build out our team and expand our reach in the market and generate more sell though.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November, 2024, the Company has capital resources available in the form of a line of credit for $15,000 from First Bank, a shareholder line of credit in the amount of $50,000, and $10,335.61 on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support growth of sales, more man power in the market, and a proper marketing campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 16.5 months. This is based on a current monthly burn rate of 13,838 for expenses related to Payroll (6,661.86), Inventory (majority already pre-produced, $5,000 per month anticipated for remainder of 2024 & 2025).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for greater than 10 years. This is based on a current monthly burn rate of 13,838 for expenses related to Payroll (6,661.86), Inventory (majority already pre-produced, $5,000 per month anticipated for remainder of 2024 & 2025).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a Line of Credit and a Bridge Round SAFE note.

Indebtedness

- Creditor: Barrel Notes
  Amount Owed: $229,527.90
  Interest Rate: 4.0%

- Creditor: THEREISNOBOX
  Amount Owed: $295,200.00
  Interest Rate: 5.0%

- Creditor: SBA Loan
  Amount Owed: $119,560.00
  Interest Rate: 4.75%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $15,971,200.56

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants, or Units reserved for issuance under an equity incentive plan may have been taken into account in the fully diluted Unit calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.12 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Inventory
  15.0%
  To purchase, package and create product inventory for distribution in multiple states.

- Personnel for sales, marketing and operations
  9.0%
  To hire personnel for sales in different markets. We would also invest in marketing personnel to enhance the brand. This would be needed to call on-premise retail accounts and key accounts. In addition, we would bring on a COO to help grow the business.

- Marketing
  7.5%
  To increase brand awareness, do focused events, influencer and traditional sponsorship marketing.

- Sales
  10.0%

To create sales oriented partnerships in different markets. Sales Point of Sale materials, displays in retail channels, and performance based market blitz samplings.

- Future Inventory
24.0%
Generate future inventory. Our company utilizes fast aging mixed with traditional aging. For base materials we have to control our base supply and for our high margin brand assets we will create more bourbon inventory that will allow us to create future inventory for 5-7 years.

- Cash Reserves
12.0%
To take advantage of growth opportunities when they present themselves.

- Marketing
5.0%
We plan to allocate 5% of the funds towards marketing the Reg CF raise.

If we raise the over allotment amount of $123,999.12, we plan to use these proceeds as follows:

- StartEngine Platform Fees
5.5%

- Inventory
17.5%
To purchase, package and create product inventory for distribution in multiple states.

- Personnel for sales, marketing and operations
11.0%
To hire personnel for sales in different markets. We would also invest in marketing personnel to enhance the brand. This would be needed to call on-premise retail accounts and key accounts. In addition, we would bring on a COO to help grow the business.

- Marketing
8.5%
To increase brand awareness, do focused events, influencer and traditional sponsorship marketing.

- Sales
12.5%
To create sales oriented partnerships in different markets. Sales Point of Sale materials, displays in retail channels, and performance based market blitz samplings.

- Future Inventory
25.0%
Generate future inventory. Our company utilizes fast aging mixed with traditional aging. For base materials we have to control our base supply and for our high margin brand assets we will create more bourbon inventory that will allow us to create future inventory for 5-7 years.

- Cash Reserves
15.0%
To take advantage of growth opportunities when they present themselves.

- Marketing
5.0%
We plan to allocate 5% of the funds towards marketing the Reg CF raise.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://loneriderspirits.com/ (https://loneriderspirits.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lonerider-spirits

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Lonerider Spirits, LLC

[See attached]

I, Sumit Vohra, the Chairman and CEO of Lonerider Spirits, LLC, hereby certify that the financial statements of Lonerider Spirits, LLC and notes thereto for the periods ending December 31st, 2022 and December 31st, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $465,792; taxable income of ($331,309) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the October 31st, 2024.

_____

Chairman and CEO

October 31st, 2024

Lonerider Spirits, LLC
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Dogwood State Bank - 2020 PPP Loan	0.00
Lonerider Checking	10,685.64
PayPal	0.00
Savings	17.45
Total Bank Accounts	$ 10,703.09
Accounts Receivable	
Accounts Receivable (A/R)	12,061.40
Total Accounts Receivable	$ 12,061.40
Other Current Assets	
1175 Prepaid Royalties	0.00
Equity	0.00
Inventory Asset	210,980.63
Loan to Lonerider Brewing Company	0.00
Loans to Others	3,045.70
Uncategorized Asset	0.00
Undeposited Funds	-8,670.54
Total Other Current Assets	$ 205,355.79
Total Current Assets	$ 228,120.28
Fixed Assets	
1300 Capital Lease Assets	36,367.44
1990 Accumulated Depreciation	-110,665.26
1995 Accumulated Amortization	-23,974.79
Fixed Asset Other Tools Equipment	78,753.31
Jeep	21,748.77

Toyota		0.00
Vehicles		22,000.00
Total Fixed Assets	**$**	**24,229.47**
Other Assets		
1150 Security Deposits		2,102.00
1200 Trademark License		50,000.00
Total Other Assets	**$**	**52,102.00**
TOTAL ASSETS	**$**	**304,451.75**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		7,628.08
Total Accounts Payable	**$**	**7,628.08**
Credit Cards		
Bill (Divvy) 2279		875.88
Capital One Spark Credit Card		149.74
Chase Card 4847		3,154.06
CitiBusiness AA card		1,317.71
Total Credit Cards	**$**	**5,497.39**
Other Current Liabilities		
Loan from/to Lonerider Brewing Company		0.00
Loan Payable to Chris		0.00
Loan Payable to Sumit		0.00
Loan repayment to Chris		0.00
Loan repayment to Sumit		0.00
PPP Loan Dogwood State Bank		0.00
Revolving LOC - First Bank CL 8602		0.00
Sales Tax Payable		776.41
THEREISNOBOX Loan		40,000.00
Total Other Current Liabilities	**$**	**40,776.41**

Total Current Liabilities	$	53,901.88
Long-Term Liabilities		
2100 Lease Payable		12,018.74
Other Long Term Liabilities - Founders Club Barrel Bonds		229,527.90
PPP Loan 2020 - Notes Payable		0.00
SBA 2020 Loan - Notes Payable		132,500.00
Suntrust Loan - Jeep		15,849.75
Suntrust Loan - Toyota		0.00
Total Long-Term Liabilities	$	389,896.39
Total Liabilities	$	443,798.27
Equity		
3000 Equity - Sarah Bayle		120,500.38
3005 Equity - Reed Frankel		22,976.80
3010 Equity - Thomas Kuryla		30,000.00
3015 Equity - Blount Street Capital, LLC		25,000.00
3020 Equity - Frank Miner		107,479.50
3025 Equity - Purvesh Patel		30,817.68
3030 Equity - Dora Patel		30,817.68
3035 Equity - John Demos		28,739.75
3040 Equity - Yogin Patel		86,633.83
3045 Equity - Thomas Zajkowski		28,739.75
3050 Equity - George Brandes		38,611.63
3055 Equity - Ryan & Taylor Boone		75,049.00
3065 Equity - Daniel Wascher		29,739.91
3070 Equity - RTP Capital Lonerider Spirits, LLC		28,739.75
3075 Equity - Robert Bailey		86,467.26
3080 Equity - Alton Lockelear Jr.		25,000.00
3085 Equity - Sigma Investmenet Group, LLC		25,000.00
3090 Equity - Raptor Global Management, LLC		30,817.68
3095 Equity - Wintergreen Hospitality, Inc.		28,739.75
3100 Equity - Fei Zhong		50,000.00

3105 Equity - Patrick Hatch	28,739.75
3110 Equity - Sumit Vohra	25,623.03
3115 Equity - Mihir Patel	7,674.81
3120 Equity - Chris Mielke	26,499.68
3125 Equity - Matthew Durbin	419.56
3130 Equity - Jennifer Durbin.	419.56
3135 Equity - Dhrupad Patel	3,083.49
3140 Equity - Kokilaben Patel	2,527.44
3145 Equity - Anthony Mazzeo Jr	75.80
3150 Equity - Nathan Goulet	75.80
3155 Equity - Jason & Erin Austin	113.70
3160 Equity - Worth Harris	1,705.02
3165 Equity - Sharat Nagaraj	9,801.22
3170 Equity - James Bongiorno	31,741.21
3175 Equity - Franco Plastina	740.35
3180 Equity - Charles Swoboda	1,361.24
3185 Equity - Richard & Tracey Harris	379.00
3190 Equity - Aron Woolman	379.00
3195 Equity - Brewwood, LLC	0.00
3196 Equity - Chris Brewer	370.17
3197 Equity - Steven Woodham	370.18
3200 Equity - AFO Ventures LLC	1,452.19
3205 Equity - Southport Heavy Industries LLC	4,798.41
3210 Equity - Robert Gruber Jr	515.19
3215 Equity - Wade Crabel	72.28
3220 Equity - Michael Olander Jr	433.65
3225 Equity - Laurence Coole	139.85
3230 Equity - Stuart Arnold	75.80
3235 Equity - Prakash Patel	25,000.00
3240 Equity - One Northern Belle Solo 401k Trust	57,478.24
3245 Equity - Jeffrey Rotberg	100,000.00

3250 Equity - Joe Cappaert		24,999.04
3255 Equity - Through the Uprights, LLC		100,000.00
3260 Equity - LR Investments, LLC		10,624.29
3265 WeFunder Crowdfunding SVP - Partner's Equity		129,239.00
Opening Balance Equity		0.00
Retained Earnings		-1,357,148.49
Net Income		-308,996.33
Total Equity	-$	139,346.52
TOTAL LIABILITIES AND EQUITY	$	304,451.75

Lonerider Spirits, LLC
Profit and Loss
January - December 2022

		Total
Income		
41000 Other Distillery Income		816.81
41100 Distillery Revenue - Wholesale Packaged Spirit		235,180.70
42200 Other Distillery Income - 4505 - Other Income		7,532.43
Discounts/Refunds Given		-30.91
Total Income	$	243,499.03
Cost of Goods Sold		
51000 Cost of Goods Sold		67,479.33
51100 COGS - DS&M - CoPack - Raw Materials		2,550.00
51200 COGS - DS&M - CoPack - Packaging		29,428.37
51300 COGS - DS&M - CoPack - Packing Fees		39,468.38
53100 COGS - Distillery Shipping - Shipping In - NC		5,258.75
53200 COGS - Distillery Shipping - Shipping Out - VA		1,591.89
Total 51000 Cost of Goods Sold	$	145,776.72
Total Cost of Goods Sold	$	145,776.72
Gross Profit	$	97,722.31
Expenses		
1250 Start-Up Costs		31,835.68
68000 Taxes		
68150 Taxes - Federal Excise Taxes		462.00
68400 Taxes - Property Taxes		449.51
68450 Taxes - Vehicle Tax/Registration		243.26
Total 68000 Taxes	$	1,154.77
73100 Rent Expense		12,826.80
74000 Office Expenses		
74250 Office Expenses - Postage & Shipping		1,333.17
74300 Office Expenses - Office Supplies		9,994.80

74350 Office Expenses - Software-Operations		6,970.24
Total 74000 Office Expenses	$	**18,298.21**
75000 Marketing & Promotion		
75100 Marketing & Promotion - Marketing Team		31,153.95
75350 Marketing & Promotion - Events/Festivals/Awards		3,350.00
75650 Marketing & Promotion - Account Support (Promo)		69.81
75900 Marketing & Promotion - Promotional Material		4,132.17
75950 Marketing & Promotion - Online Marketing		642.52
75970 Marketing & Promotion - Travel Meals		5.61
Total 75000 Marketing & Promotion	$	**39,354.06**
76000 Bank & Financing		
76100 Bank & Financing - Bank Charges and Fees		261.00
76200 Bank & Financing - Finance Charges		1,771.62
76300 Bank & Financing - Loan Interest Paid		809.27
76500 Bank & Financing - Late Fee		79.00
Total 76000 Bank & Financing	$	**2,920.89**
77000 Professional Fees		
77100 Professional Fees - Legal Fees		21,213.07
77150 Professional Fees - Accounting Fees		9,600.00
77200 Professional Fees - Professional Service Fees		7,101.77
77300 Professional Fees - Web Design / Material Design Fees		2,408.00
Total 77000 Professional Fees	$	**40,322.84**
Corporate Expenses		
62000 Equipment Rental		1,112.72
62100 Corporate Expenses - Guaranteed Payments		86,686.79
62625 Corporate Expenses - Account Support (Promo)		578.29
62650 Corporate Expenses - Business Meals		278.84
62675 Corporate Expenses - Travel Meals		46.60
62800 Corporate Expenses - Auto Rental/Uber		37.66
Total Corporate Expenses	$	**88,740.90**
Sales Expenses		

72050 Sales Expenses - Sales - NC - Commissions		9,350.00
72075 Sales Expenses - Sales Team - NC		94,413.43
72125 Sales Expenses - Point of Sale		2,081.95
72150 Sales Expenses - Sales Supplies		983.11
72275 Sales Expenses - Account Support (Promo)		950.64
72325 Sales Expenses - Events/Festivals/Awards		900.00
72550 Sales Expenses - Lodging		4,397.37
72625 Sales Expenses - Travel Meals		2,329.01
72650 Sales Expenses - Business Meals		82.13
72675 Sales Expenses - Parking Fees/tolls		115.09
72700 Sales Expenses - Auto		7,273.95
72725 Sales Expenses - Auto Rental/Uber		199.28
Total Sales Expenses	**$**	**123,075.96**
Total Expenses	**$**	**358,530.11**
Net Operating Income	**-$**	**260,807.80**
Other Income		
1010 Cash-Savings		1.74
4105 Interest-Savings		9.21
4110 Rewards Income		412.31
Chase Reward Credit		800.81
PPP Loan Forgiven		0.00
Total Other Income	**$**	**1,224.07**
Other Expenses		
5800 Depreciation Expense		15,927.54
5805 Amortization Expense		5,455.71
79000 General & Administrative		
79100 General & Administrative - Business Licenses and Fees		3,005.41
79150 General & Administrative - Charity		0.02
79200 General & Administrative - Dues and Subscriptions		2,983.20
79250 General & Administrative - Insurance Expense		13,621.30
79325 Breakage		-2,134.70

79400 Other Miscellaneous Expense		41.20
Total 79000 General & Administrative	**$**	**17,516.43**
VARC Questions		10,512.92
Total Other Expenses	**$**	**49,412.60**
Net Other Income	**-$**	**48,188.53**
Net Income	**-$**	**308,996.33**

Lonerider Spirits, LLC
Statement of Cash Flows
January 2022 - December 2023

	Jan - Dec 2022	Jan - Dec 2023	Total
OPERATING ACTIVITIES			
Net Income	-308,996.33	-63,311.06	-372,307.39
Adjustments to reconcile Net Income to Net Cash provided by operations:			0.00
Accounts Receivable (A/R)	11,976.27	-45,377.96	-33,401.69
1175 Prepaid Royalties	26,247.67		26,247.67
Inventory Asset	384,094.79	-241.63	383,853.16
Loans to Others	-3,045.70	-20,000.00	-23,045.70
Uncategorized Asset	52.19		52.19
1990 Accumulated Depreciation	50,366.71		50,366.71
1995 Accumulated Amortization	16,367.13		16,367.13
Accounts Payable (A/P)	7,628.08	-16,757.48	-9,129.40
Bill (Divvy) 2279	-4,455.18	223.48	-4,231.70
Capital One Spark Credit Card	-13,083.06	13,220.56	137.50
Chase Card 4847	-8,951.62	5,244.72	-3,706.90
Chase Card Kasey (deleted)	-24.74		-24.74
CitiBusiness AA card	-15,650.92	18,195.24	2,544.32
PPP Loan Dogwood State Bank	-24,100.00		-24,100.00
Revolving LOC - First Bank CL 8602	1.35		1.35
Sales Tax Payable	776.41	-146.38	630.03
THEREISNOBOX Loan	40,000.00	60,000.00	100,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 468,199.38**	**$ 14,360.55**	**$ 482,559.93**
Net cash provided by operating activities	**$ 159,203.05**	**-$ 48,950.51**	**$ 110,252.54**
INVESTING ACTIVITIES			
Fixed Asset Other Tools Equipment	6,231.45	-12,420.00	-6,188.55
Toyota	3,293.97		3,293.97
Net cash provided by investing activities	**$ 9,525.42**	**-$ 12,420.00**	**-$ 2,894.58**
FINANCING ACTIVITIES			

2100 Lease Payable	-20,620.39		-20,620.39
Other Long Term Liabilities - Barrel Reservation Loan		48,000.00	48,000.00
Other Long Term Liabilities - Founders Club Barrel Bonds	9,800.00		9,800.00
PPP Loan 2020 - Notes Payable	-5,000.00		-5,000.00
SBA 2020 Loan - Notes Payable		-8,411.00	-8,411.00
Suntrust Loan - Jeep	-2,947.44	-15,787.40	-18,734.84
Suntrust Loan - Toyota	78.11		78.11
3025 Equity - Purvesh Patel		-5,000.00	-5,000.00
3055 Equity - Ryan & Taylor Boone	49.00		49.00
3075 Equity - Robert Bailey	248.00		248.00
3110 Equity - Sumit Vohra	-545.00		-545.00
3265 WeFunder Crowdfunding SVP - Partner's Equity	129,239.00		129,239.00
Retained Earnings	-359,707.63		-359,707.63
Net cash provided by financing activities	**-$ 249,406.35**	**$ 18,801.60**	**-$ 230,604.75**
Net cash increase for period	**-$ 80,677.88**	**-$ 42,568.91**	**-$ 123,246.79**

Lonerider Spirits, LLC

Consolidated BALANCE SHEET

As of December 31,		2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	(39,213)
Accounts Receivable, net		33,743
Inventory		211,222
Due from Related Parties		3,046
Total Current Assets		**208,798**
Property and Equipment, net		57,354
Right-of-Use Asset		12,392
Security Deposit		2,102
Intangible Assets		50,000
Total Assets	$	**330,646**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	3,308
Credit Cards		42,881
Other Current Liabilities		(11,445)
Total Current Liabilities		**34,744**
Promissory Notes and Loans		696,766
Lease Liability, net of current portion		12,019
Total Liabilities		**743,529**
LIABILITIES AND MEMBERS' EQUITY		
Members' Equity		(412,883)
LIABILITIES AND MEMBERS' EQUITY		**(412,883)**
Total Liabilities and Members' Equity	$	**330,646**

See accompanying notes to financial statements.

check

NOTE 1 – NATURE OF OPERATIONS

Lonerider Spirits, LLC was formed on 5/2/2018 ("Inception") in the State of North Carolina. The financial statements of Lonerider Spirits, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Raleigh, NC.

Lonerider Spirits LLC is a craft spirits company dedicated to creating unique, high-quality bourbon and whiskey products that defy traditional expectations. Our company blends and packages craft spirits, focusing on innovative flavor profiles like Tequila Cask Bourbon and Pecan Whiskey. By using meticulously selected barrels, we provide exclusive, limited-edition offerings that cater to discerning spirits enthusiasts. What sets us apart is our commitment to the craft – not only in the spirits we produce but also in the immersive experience we offer at our on-premise locations. Our mission is to bring a fresh, rebellious spirit to the industry with the promise: *"This is not your dad's whiskey. It's yours."*

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31st, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of bottled spirits, merchandise, and tasting room experiences when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and NC state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all tax returns filed in past six years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Inventory

The Company's inventory consists of aging barrels, finished spirits, and packaging materials, with a total inventory value of $211,222 as of the reporting date. Inventory is valued at the lower of cost or market, with cost determined on a first-in, first-out (FIFO) basis. The aging barrels represent spirits in various stages of the aging process, and the finished spirits include bottled products ready for sale. Packaging materials consist of bottles, labels, and other items required to package the Company's products for distribution.

Property, Plant & Equipment (PP&E)

The Company's PP&E assets are recorded at a total of $121,148 and are depreciated using the straight-line method over their estimated useful lives. The useful lives for major asset categories are as follows:
- Distilling and bottling equipment: 7-10 years
- Buildings and leasehold improvements: 15-20 years
- Vehicles and other assets: 5-7 years

Depreciation expense is recorded annually and allocated across asset categories based on the Company's use of these assets in production and operations.

Debt

As of the reporting date, the Company has outstanding debt totaling $696,766. This amount comprises barrel notes, a traditional note, and an SBA loan. The terms of the debt are as follows:
- **Barrel Notes**: These notes are secured by aging barrels and carry a fixed interest rate, payable on a quarterly basis, with principal repayments due upon the barrels reaching a saleable condition.
- **Traditional Note**: The traditional note has a fixed interest rate and a defined repayment schedule, with monthly principal and interest payments due over the term of the loan.
- **SBA Loan**: The SBA loan is backed by the Small Business Administration and carries a variable interest rate. Repayment terms include monthly payments of principal and interest, with a balloon payment due upon maturity.

The Company is in compliance with all debt covenants as of the reporting date, and no defaults have occurred on any of the outstanding debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of following shares of our common stock.
- Class A: 2,030,123
- Class B: 3,864,715
- Class W-1: 562,500
- Class W-2: 65,750
- Class Reg-CF: 76,922

NOTE 6 – RELATED PARTY TRANSACTIONS

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31st, 2023 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF LONERIDER SPIRITS

Spirits Made by Outlaws, for Outlaws

Lonerider Spirits is an established, North Carolina Distillery, and sister company to Lonerider Brewing out of Raleigh, North Carolina. Together, they have 15 years of experience in the NC alcoholic beverage market. Leveraging our extensive network, we have achieved over 600 points of distribution in North Carolina, supported by five years of direct sales into the state's ABC stores.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Get Equity
$2.52 Per Share

MIN INVEST ⓘ	VALUATION
$249.48	$15.97M

OVERVIEW   ABOUT   TERMS   DISCUSSION   INVESTING FAQS

REASONS TO INVEST

Lonerider Spirits is the #3 seller of Straight NC Craft Bourbon and the first to release Bourbon in Wake County. We believe we are trailblazers in the craft spirits scene, creating exclusive products like Tequila Cask Finished Bourbon and North Carolina's first locally made Southern Nog.

✓ Lonerider Spirits has captured a significant audience, exposing our distillery to 14.5M annual passengers, attempting to steadily expand our market presence.

✓ With five Hideouts and counting, Lonerider Spirits shows growth and popularity. As Wake County's first brewstillery, we're blending innovation with proven market traction.

Historical growth & past performance is not indicative of future results.

TEAM



Sumit Vohra • CEO, Principal Accounting Officer, Chairman of the Board (Part Time)

Sumit Vohra is an investor/advisor for CrowdfundNC, Malartu, and Nuvoda. Sumit has extensive experience in business operations and strategic planning from his roles at Cisco Systems and Quintiles. Sumit spends 20 hours a week at Lonerider Spirits.

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Levin Woodall • Head of Sales

An NC native and NC State graduate, Levin is a seasoned sales professional known for his relationship-building skills and resilience. He excels at navigating the NC ABC system and is a key player at Lonerider Spirits.

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Nick Scarff • Advisor to the Board / Master Blender (Part Time)

Technical and strategic spirits executive with a decade of industry experience. Lead the growth of the largest spirits producer in NC. 180+ awards in tasting competitions, including best-in-class accolades for whiskey, rum, tequila, brandy, and more. Nick spends 20 hours a week at Lonerider Spirits.

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Derek Tenbusch • VP of Marketing, Secretary, Treasurer

Derek has been a part of the Lonerider family for nearly 12 years. He joined Lonerider as Marketing Director in 2012 before transitioning to Lonerider Spirits as VP of Marketing in 2010. Prior to joining Lonerider, Derek spent 15 years in various sales and marketing roles in the music industry.

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THE PITCH

The Lonerider Brand is an Existing State Staple


LONERIDER
WHISKEY MULE
LONERIDER
LONERIDER
LONERIDER
MOTEL
A STATE-FAVORITE, AWARD-WINNING CRAFT BREWSTILLERY
U.S. Open Whiskey Championship
SAN FRANCISCO WORLD SPIRITS COMPETITION GOLD
JUDGING OF CRAFT SPIRITS 2019 ADI GOLD MEDAL
JUDGING OF CRAFT SPIRITS 2020 ADI GOLD MEDAL
DOUBLE GOLD SIP AWARDS 2020 GOLD DOUBLE GOLD
NEW YORK INTL SPIRITS COMPETITION 2020 North Carolina Whiskey Producer of the Year
NEW YORK INTL SPIRITS COMPETITION 2021 North Carolina Whiskey Distillery of the Year

Lonerider Spirits was launched in 2019 to celebrate the 10th anniversary of its sister company, Lonerider Brewing. Founded by Sumit Vohra and his co-founders, the company embodies a timeless tale of

choosing passion over a conventional career path. Embracing a rebellious spirit, the Lonerider Spirits team is dedicated to creating high-quality craft spirits that appeal to those seeking unique and flavorful drinking experiences, much like the brewery team had done before them.

From the outset, Lonerider Spirits capitalized on the market advantages provided by having a sister company with a rich history in the industry. With Lonerider Brewing recognized as one of the top 150 breweries in the country and one of the first 40 in North Carolina, many opportunities opened up for Lonerider Spirits, helping to establish them as a prominent player in the North Carolina craft spirits scene and enhancing the brand as a whole.

*This offering is solely for investment into Lonerider Spirits, and investors will not be investing into Lonerider Brewing at this time.

THE BUSINESS MODEL
A Commitment to Quality—No Matter the Spirit

Lonerider has expanded its reach beyond Raleigh, distributing its bourbon and beers across multiple states. The brand's community-focused approach, which includes hosting events and participating in local festivals, has helped cultivate a loyal customer base. Lonerider Spirits has established two locations, with a third in the works: a home distillery and cocktail bar in Durham, a micro-distillery room inside the Wake Forest Hideout location, and an expected micro-distillery room and bottle shop in the Oak Island Hideout location. Combined, the Lonerider brand boasts five locations, including the original brewery and cocktail bar in Raleigh, a taproom at Raleigh-Durham International Airport, a taproom in Wake Forest, and a waterfront restaurant, concert venue, and marina in Oak Island, all of which allow more people to experience Lonerider's craft spirits and beers.

The launch of Lonerider Spirits in 2019 opened up new growth opportunities, with the distillery producing a variety of bourbons and whiskeys that uphold the same high standards as their beers. They began with three core bourbons, each offering a distinct flavor profile achieved by finishing the same base spirit in different barrels.



90 PROOF | **45% ALC/VOL**

LONERIDER SHERRY CASK BOURBON

Nose

Cinnamon, Clove, Candied Fruit and Toffee

Palate

Vanilla Custard, Waffle Cone, Sherry, and Mild Cacao

Finish

Leather, Toasted Oak, and Pepper

90 PROOF | **45% ALC/VOL**

LONERIDER DEADWOOD STOUT FINISHED BOURBON

Nose

Ripe pear, lemon verbena, just a hint of vanilla

Palate

Front end is subtle... cacao beans, leather and smoky blue agave over rye spice

Finish

Freshly baked bread, tart lime and tequila sharpness

90 PROOF | **45% ALC/VOL**

LONERIDER TEQUILA CASK BOURBON

Nose

Strong vanilla and cocoa notes

Palate

A malty sweetness in the body, strong waffle cone notes

Finish

Buttery smooth, heavy toasted oak finish

Lonerider Spirits also features products that integrate elements from the brewery, such as Deadwood bourbon finished in Deadwood Stout barrels and Choklat Liqueur made from the same mash bill as Sweet Josie Brown Ale. In the Lonerider Hideouts, owned by both Lonerider Spirits and Lonerider Brewing, all of their beers are available on tap, and their spirits are prominently featured on the bar and cocktail menus. The two, hopefully soon to be three, locations with a DSP license also sell liquor bottles and merchandise.

80 PROOF	40% ALC/VOL

SNAKE OIL WHISKEY

Nose

Aromas of sweet corn, rye spice, buckwheat honey, and clove

Palate

Almonds, pear, spiced apple, and hay

Finish

Lightly toasted oak, spun sugar, leather, tobacco

80 PROOF	40% ALC/VOL

NUTCRACKER PECAN FLAVORED RYE WHISKEY

Nose

Aromas of toffee, graham crackers, caramel, and toasted nuts

Palate

Pecan pie, baking spices, and black pepper

Finish

Freshly whipped cream, pie crust, crème brûlée

WHISKEY MULE READY-TO-DRINK COCKTAIL

14 PROOF	2% ALC/VOL

CHOKLAT LIQUEUR

60 PROOF	30% ALC/VOL

SOUTHERN NOG

30 PROOF	15% ALC/VOL



THE MARKET & OUR TRACTION

We Have an Existing Distribution System That Other Distillers Don’t

Before Prohibition, there were roughly 400 distilleries in North Carolina, and today, there are merely 80. Bourbon is regaining the prominence it had in the 80s, and we believe legislation in North Carolina is starting to support the industry's growth.

During the COVID-19 pandemic, Lonerider Spirits saw significant growth, with product placements in state ABC Boards increasing from 78% to over 95% in a short time This growth was driven by a range of products, including various bourbons, whiskeys, liqueurs, and ready-to-drink cocktails.

From its inception, Lonerider Spirits has won over 40 awards, showcasing the quality and consistency of its spirits. Our products are available in bars, restaurants, and grocery stores across the Carolinas, including prominent chains like Harris Teeter. Lonerider’s "Man In Black" logo has become a recognizable symbol in North Carolina, featured on state murals, buildings, and sports team paraphernalia.


KEY DIFFERENTIATORS FROM OUR COMPETITION
QUALITY
The high quality of our spirits is synonymous with the Lonerider brand
SCALABILITY
We have the ability to scale up our liquors easily to meet growing demands
DISTRIBUTORS
Lonerider Spirits is able to gain market access at a much more rapid rate.

North Carolina currently has two ABC warehouses for inventory storage, with a third under construction. We believe there will be many more opportunities to sell new items in the NC ABC system. Previously, selling liquor was only possible through state channels, but new laws now allow distilleries to sell unlimited bottles directly from their facilities.

As part of a "brewstillery," Lonerider Spirits offers a distinctive brick-and-mortar experience. The company is pursuing plans to establish micro-distilleries at each Hideout location, with the goal of creating an immersive experience for patrons. This capability is seen as a key differentiating factor for the business across its four Hideout locations.


NOW AVAILABLE IN FOUR LOCATIONS ACROSS THE STATE OF NORTH CAROLINA
LONERIDER BREWERY (OG HIDEOUT)
RDU AIRPORT HIDEOUT
LONERIDER WAKE FOREST HIDEOUT
LONERIDER HIDEOUT IN OAK ISLAND
OUR TRACTION
$1M
Raised
$260K
Revenue Increase from 2022 to 2023
45+
Awards

In recent funding rounds, we raised $1 million, with $987,000 coming from private investors and $129,000 through a Reg-CF campaign. Our sales have demonstrated impressive growth, increasing by 113.5% from 2022 to 2023, with a compound annual growth rate (CAGR) of 65.5% since inception.

WHY INVEST

Become a Lonerider Outlaw





BECOME A LONERIDER OUTLAW TODAY

Invest in a North Carolina legacy brand
with a loyal customer base

2 time North Carolina Whiskey
Distillery of the Year (back to back)

Investing in Lonerider Spirits offers the opportunity to be part of a well-established and award-winning brand with a strong community presence and a loyal customer base. The distilleries branch off from the established brewery and provide additional growth potential, leveraging the success of our award-winning beer to boost sales of award-winning bourbons and whiskeys. The synergy between Lonerider Spirits and Lonerider Brewing enhances cross-promotion and strengthens our brand as a whole.

Lonerider Spirits is one of the first distilleries to produce bourbon in Wake County since Prohibition. Available in 90% of North Carolina's ABC stores, it's a top seller of North Carolina bourbon. With over 45 awards, including North Carolina's Bourbon/Whiskey Distillery of the Year, we are dedicated to producing high-quality products.

Join the journey of Lonerider Spirits as it continues its mission to expand in the North Carolina craft spirits market. Invest today!

ABOUT

HEADQUARTERS
8816 Gulf Court, Suite 100
Raleigh, NC 27617

WEBSITE
View Site ⎋

Lonerider Spirits is an established, North Carolina Distillery, and sister company to Lonerider Brewing out of Raleigh, North Carolina. Together, they have 15 years of experience in the NC alcoholic beverage market. Leveraging our extensive network, we have achieved over 600 points of distribution in North Carolina, supported by five years of direct sales into the state's ABC stores.

TERMS
Lonerider Spirits

Overview

PRICE PER SHARE
$2.52

VALUATION
$15.97M

DEADLINE ⓘ
Apr. 15, 2025 at 6:59 AM UTC

FUNDING GOAL ⓘ
$124K - $124K

Breakdown

MIN INVESTMENT ⓘ
$249.48

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$123,999.12

SHARES OFFERED
CF Units

MIN NUMBER OF SHARES OFFERED
49,206

MAX NUMBER OF SHARES OFFERED
49,206

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ∧

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$330,646	$304,452
Cash & Cash Equivalents	-$39,213	$10,703
Accounts Receivable	-$45,378	$11,976
Short-Term Debt	$34,744	$53,902
Long-Term Debt	$708,785	$389,896
Revenue & Sales	$487,826	$243,499
Costs of Goods Sold	$172,424	$145,777
Taxes Paid	$0	$1,155
Net Income	-$240,657	-$308,996

Risks ∧

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state

securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee or employed by such a licensee.

**Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus

Previous Investors in Lonerider Spirits will receive 10% bonus units.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks and receive 10% bonus units.

Early Bird 2: Invest $1,000+ within the first 2 weeks and receive 12% bonus units.

Early Bird 3: Invest $5,000+ within the first 2 weeks and receive 15% bonus units.

Early Bird 4: Invest $15,000+ within the first 2 weeks and receive 20% bonus units.

Early Bird 5: Invest $40,000+ within the first 2 weeks and receive 25% bonus units.

Flash Perk 1: Invest $5,000+ between Day 35 - 40 and receive 12% bonus units.

Amount-Based Perks

Tier 1: Invest $500+ and receive 1 Bottle of Southern Nog + Invite to Investors Only Event at Distillery & TapRoom.

Tier 2: Invest $1,000+ and receive 1 Bottle of Southern Nog + 1 Bottle of Nutcracker Pecan Whiskey + Invite & Plus One to Investors Only Event at Distillery & TapRoom + 5% bonus units.

Tier 3: Invest $5,000+ and receive 2 Bottles of Southern Nog + 2 Bottles of Nutcracker Pecan Whiskey + Invite & Plus One to Investors Only Event at Distillery & TapRoom + 10% bonus units.

Tier 4: Invest $10,000+ and receive 2 Bottles of Southern Nog + 2 Bottles of Nutcracker Pecan Whiskey + Invite & Plus One to Investors Only Event at Distillery & TapRoom + 15% bonus units.

Tier 5: Invest $20,000+ and Receive five hours of venue rental (date subject to availability) and a $1,000 bar tab credit for your event + 2 Bottles of Southern Nog + 2 Bottles of Nutcracker Pecan Whiskey + Invite & Plus One to Investors Only Event at Distillery & TapRoom 17% bonus units.

Tier 6: Invest $50,000+ and Receive five hours of venue rental (date subject to availability) and a $1,000 bar tab credit for your event + 2 CUSTOMIZED Bottles of Southern Nog + 2 CUSTOMIZED Bottles of Nutcracker Pecan Whiskey + Invite & Plus One to Investors Only Event at Distillery & TapRoom + 20% bonus units.

The 10% StartEngine Venture Club Bonus

Lonerider Spirits will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of CF Units at $2.52 / unit, you will receive 110 units of CF Units meaning you'll own 110 units for $252. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus, and the Testing the Waters Reservations Page Bonus in addition to the aforementioned bonus.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

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How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares? ⌃

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be? ⌃

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment? ⌃

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?



Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Terms of Use | Privacy Policy | Disclaimer | Annual Reports | Form CRS | Reg. BI Disclosure

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED OPERATING AGREEMENT

OF

LONERIDER SPIRITS, LLC

(A North Carolina Limited Liability Company)

THE INTERESTS AND UNITS REPRESENTED BY THIS AMENDED AND RESTATED OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED, OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS, OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

AMENDED AND RESTATED OPERATING AGREEMENT
OF
LONERIDER SPIRITS, LLC

TABLE OF CONTENTS

AMENDED AND RESTATED OPERATING AGREEMENT
OF
LONERIDER SPIRITS, LLC

This AMENDED AND RESTATED OPERATING AGREEMENT OF LONERIDER SPIRITS, LLC (the "Agreement") is hereby adopted and entered into by its Members, as defined below, and confirmed and agreed to by Lonerider Spirits, LLC, a North Carolina limited liability company (the "Company"), is effective as of June __, 2021 (the "Effective Date") .

WHEREAS, the Company was formed as a North Carolina limited liability company upon the filing of its Articles of Organization with the office of the Secretary of State of the State of North Carolina under and pursuant to the North Carolina Limited Liability Company Act (the "Act") and heretofore been governed and operated pursuant to an Operating Agreement of the Company dated effective as of May 24, 2018 (the "Prior Agreement"); and

WHEREAS, the Company intends to raise additional capital via crowdfunding and issue a new class of its ownership interests with respect to such investment, and the Members desire to amend and restate the Company's operating agreement in its entirety in order to set forth the terms and relative rights of the new class of interest and otherwise reflect the terms for governing and regulating the affairs of the Company and the conduct of its business.

NOW, THEREFORE, the Company and its Members hereby covenant and agree that the operating agreement (within the meaning of the Act) of the Company is hereby adopted, amended, and restated in its entirety to read as follows.

ARTICLE I

DEFINITIONS

1.01   Definitions. Unless otherwise expressly provided herein, the following terms with initial capital letters shall have the meanings set forth below whenever used in this Agreement:

"Act" means the North Carolina Limited Liability Company Act, as from time to time amended, and any successor to the Act. Any reference in this Agreement to a specific statutory provision of the Act shall, unless otherwise specifically excluded, include any successor provision(s) to the referenced provision.

"Affiliate" means any Person that, directly or indirectly, owns or Controls any other Person on an aggregate basis, including all beneficial ownership and ownership or Control as a trustee, guardian or other fiduciary, or that is Controlled by or is under common Control with such other Person.

"Agreement" means this Amended and Restated Operating Agreement of the Company and all schedules and exhibits hereto, as from time to time hereafter amended.

"Articles of Organization" means the Articles of Organization of the Company filed with the Secretary of State, as amended or restated from time to time.

"BBA Audit Provisions" means the provisions for United States federal income tax audits of entities taxable as a partnership in subchapter C of chapter 63 of the Code.

"Board" means the Board of Representatives of the Company, as further described in Section 5.01(a).

"Capital Account" has the meaning set forth in Section 3.03 below.

"Capital Contribution" means any contribution to the capital of the Company in cash or property by a Member, whenever made.

"Class" means and refers to a particular class of Units, as more fully described in Section 2.08 and the other provisions of this Agreement. As of the date of this Agreement, the Company has five (5) authorized Classes of Units: Class A Units, Class B Units, Class CF Units, Class W-1 Units and Class W-2 Units.

"Class A Member" means any Member holding any Class A Units.

"Class A Unit" means a Unit that has the respective rights, benefits and obligations specified with respect to Class A Units in this Agreement.

"Class B Member" means any Member holding any Class B Units.

"Class B Unit" means a Unit that has the respective rights, benefits and obligations specified with respect to Class B Units in this Agreement. Class B Units are non-voting Units.

"Class CF Member" means any Member holding any Class CF Units.

"Class CF Unit" means a Unit that has the respective rights, benefits and obligations specified with respect to Class CF Units in this Agreement. Class CF Units are non-voting Units.

"Class W Member" means any Class W-1 Member and any Class W-2 Member.

"Class W-1 Member" means any Member holding any Class W-1 Units.

"Class W-1 Unit" means a Unit that has the respective rights, benefits and obligations specified with respect to Class W-1 Units in this Agreement.

"Class W-2 Member" means any Member holding any Class W-2 Units.

"Class W-2 Unit" means a Unit that has the respective rights, benefits and obligations specified with respect to Class W-2 Units in this Agreement. Class W-2 Units are non-voting Units.

"Class W Unit" means a Class W-1 Unit or a Class W-2 Unit.

"Code" means the Internal Revenue Code of 1986 and any successor statute, as the same may be amended from time to time. Any reference in this Agreement to a specific statutory provision of the Code will, unless otherwise specifically excluded, include any successor provision(s) to the referenced provision.

"Company" means Lonerider Spirits, LLC, a North Carolina limited liability company.

"Control" (including, with correlative meanings, the terms "Controlled by" and "under common Control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

"Dissolution Event" has the meaning set forth in Section 9.01 below.

"Distribution Threshold" has the meaning set forth in Section 2.09(c) below.

"Effective Date" has the meaning set forth in the introductory paragraph above.

"Entity" means any foreign or domestic corporation, partnership, limited liability company, trust, unincorporated organization, joint venture, association or other entity, governmental body, or regulatory authority.

"First CF Date" means the day on which the Company first has any issued and outstanding Class CF Units.

"First Preferred Return" means the net of (i) $12,500,000, minus (ii) the Unreturned A/B Capital Contributions of all the outstanding Class A Units and Class B Units on the First CF Date as determined immediately prior to the initial issuance of any Class CF Units.

"Income" and "Loss" means, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code section 703(a)(1) will be included in taxable income or loss), with the adjustments set forth below.

     (i)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Income and Loss pursuant to this definition shall be added to such income or loss.

(ii)　There shall be subtracted from such income or loss any expenditures of the Company not deductible in computing its taxable income or not properly chargeable to capital account (and that are not otherwise taken into account in computing Income and Loss pursuant to this definition), any expenditures contemplated by section 709 of the Code (except for amounts with respect to which an election is properly made under section 709(b) of the Code), and any expenditures resulting in a deduction for a loss incurred in connection with the sale or exchange of Company property that is disallowed to the Company under sections 267(a)(1) or 707(b) of the Code.

(iii)　Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the book value of the disposed of property, notwithstanding that the adjusted tax basis of such property differs from its book value.

(iv)　In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account depreciation as computed on the Company's books and records for accounting purposes.

(v)　Upon any actual or deemed distribution to a Member of any Company property (other than cash or cash equivalents) with respect to any Units, there shall be included and taken into account any unrealized gain or unrealized loss attributable to such distributed property, as if such unrealized gain or unrealized loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to the fair market value of such property.

(vi)　In the event that the values of the Company assets are adjusted in accordance with Regulations section 1.704-1(b)(2)(iv)(f), the aggregate adjustments shall be included and taken into account in computing Income or Loss pursuant to the terms of this Agreement, as if the Company recognized gain or loss on a sale of such assets at such time equal to the amount of such aggregate adjustments.

(vii)　To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code section 734(b) is required pursuant to Regulations section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's Interest, the amount of such adjustment will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and will be taken into account for purposes of computing Income or Loss.

(viii)　Notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Exhibit C of this Agreement shall not be taken into account in computing Income or Loss.

After taking into account the foregoing adjustments to taxable income, if the result is an excess of income and gains over expenditures, losses and deductions, the Company shall be treated as having "Net Income", and if the result is an excess of expenditures, losses and deductions over income and gains, the Company shall be treated as having "Net Loss". In addition, the amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Exhibit C of this Agreement shall be determined by applying rules analogous to those set forth above in clauses (i) through (vii).

"Interest" means all of a Member's ownership interest (within the meaning of the Act) and legal and equitable rights as an owner in the Company, including, without limitation, the Member's share of the profits and losses of the Company, the right to receive distributions of the Company's assets, any right to vote and any rights to participate in the management of the Company as provided in the Act and this Agreement.

"IRS" means the United States Internal Revenue Service.

"Majority in Interest" means, with respect to all or any referenced group of Members, a combination of any of such Members who, in the aggregate, own more than fifty percent (50%) of the total outstanding Units owned by all or such referenced group of Members. If not otherwise specified or restricted, a "Majority in Interest" means and refers to holders of a majority of the Company's total outstanding voting Units at any particular time.

"Member" means each Person designated as a member of the Company on Exhibit B hereto and any other Person or Persons that hereafter become a member of the Company in accordance with this Agreement, during the period in which each such Person is a member of the Company as provided pursuant to this Agreement, but does not include any Person who has ceased to be a member of the Company. "Members" refers to such Persons as a group. At any time that there is only one Member of the Company, the term "Members" when used in this Agreement means and refers to the one Member.

"Person" means an individual, a custodian for any individual under any jurisdiction's Uniform Transfers to Minors Act or similar statute, a trust or a trustee on behalf of a trust, a guardianship or guardian on behalf of a guardianship, an estate, or any Entity.

"Preferred Return Units" mean the Company's Class A Units, Class B Units, and Class W Units that are outstanding on the day immediately before the First CF Date.

"Prior Agreement" has the meaning set forth in the recitals to this Agreement.

"Regulations" means the temporary and final regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Representative" has the meaning set forth in Section 5.01(a) below.

"Second Preferred Return" means $4,500,000.

"Secretary of State" means the office of the Department of the Secretary of State of North Carolina.

"Securities Act" means the federal Securities Act of 1933, as amended, and the rules and regulations thereunder.

"Tax Distributions" has the meaning set forth in Section 4.02(b) below.

"Unit" means each of the Units, which collectively constitute all of the Interests in the Company. Each individual Unit constitutes a fractional part of the Interest of each Member in the Company representing the relative interest, rights and obligations a Member has with respect to certain economic rights, voting, and other items pertaining to the Company as set forth in this Agreement. Unless otherwise provided herein, references in this Agreement to "Units" of a Member includes all or the portion of such Member's Interest that is represented by or attributable to, or otherwise relates to, such Units. Whole, as well as fractional, numbers of Units may be issued by the Company and/or owned by Members and other transferees of Units. Each Member's numbers and Class of Units are set forth in Exhibit B attached hereto, as such Exhibit B may be amended from time to time to reflect transfers or additional issuances of Units in accordance with the terms of this Agreement, or in the case of Class W Units, set forth in such Member's restricted unit purchase or similar agreement with the Company.

"Unreturned A/B Capital Contributions" means with respect to each holder of Class A Units or Class B Units the excess, if any, from time to time of (i) the aggregate Capital Contributions made to the Company with respect to the holder's Class A Units or Class B Units, over (ii) the sum of (A) the aggregate amount of distributions made with respect to such Class A Units or Class B Units pursuant to Section 4.02(a)(i), and (B) the aggregate amount of liquidating distributions made with respect to such Class A Units or Class B Units pursuant to Section 9.03.

"Unreturned CF Capital Contributions" means with respect to each holder of Class CF Units the excess, if any, from time to time of (i) the aggregate Capital Contributions made to the Company with respect to the holder's Class Units, over (ii) the sum of (A) the aggregate amount of distributions made with respect to such Class CF Units pursuant to Section 4.02(a)(iii), and (B) the aggregate amount of liquidating distributions made with respect to such Class CF Units pursuant to Section 9.03.

1.02   Successor Statutes and Agencies; Global Terms. Any reference contained in this Agreement to specific statutory or regulatory provisions or to specific governmental agencies or Entities includes any successor statute or regulation, or agency or Entity, as the case may be. Unless otherwise specified, the references to "Section" and "Article" in this Agreement are to the Sections and Articles of this Agreement. When used in this Agreement, words such as "herein", "hereinafter", "hereof", "hereto", and "hereunder" refer to this Agreement as a whole, unless the context clearly requires otherwise. The use of the words "include" or "including" in this Agreement is by way of example rather than by limitation.

<center>ARTICLE II</center>

<center>**ORGANIZATION, OFFICES, PURPOSE, AND TERM**</center>

2.01   <u>Formation and Organization</u>. The Company was formed as a limited liability company pursuant to the Act on May 2, 2018, upon the filing of the Articles of Organization of the Company with the Secretary of State.

2.02   <u>Operating Agreement</u>. The Members and the Company hereby execute and deliver this Agreement for the purpose of governing and regulating the affairs of the Company and the conduct of its business in accordance with the provisions of the Act. It is hereby agreed that during the term of the Company set forth in Section 2.06, all provisions of the Company's "operating agreement" (within the meaning of the Act) must be in writing or otherwise adopted in accordance with this Agreement, the rights and obligations of Members with respect to the Company and any other Member(s) will be determined in accordance with the terms and conditions of this Agreement to the greatest extent permitted by law, and where the Act provides for rights and obligations specified in the Act that differ from or are inconsistent with the rights and obligations set forth in this Agreement, such rights and obligations shall be as set forth in this Agreement rather than as set forth in the Act, to the greatest extent permitted by law. This Agreement amends, restates, and supersedes the Prior Agreement in its entirety.

2.03   <u>Name</u>. The name of the Company is "Lonerider Spirits, LLC", and its operations shall be conducted under such name; <u>provided</u>, <u>however</u>, that the operations of the Company may be conducted under any other name deemed necessary or desirable by the Board or as may be necessary to comply with the requirements of any jurisdiction in which the Company may conduct operations.

2.04   <u>Offices and Registered Agent</u>. The principal office of the Company is to be located at such place as may be determined by the Board. In addition, the Company may maintain such other offices as the Board may deem advisable at any other place or places. The registered office of the Company currently is at 624 Holly Springs Court, Suite 163, Holly Springs, Wake County, North Carolina 27540, and the registered agent of the Company for service of process at such address currently is Chris Mielke. The Board may change the registered agent and registered office of the Company to such other agent or office as may be permitted under the Act, upon satisfaction of the requirements for making such a change as are set forth under the Act.

2.05   <u>Purpose</u>.

(a)   The principal purpose and business of the Company is to do all things and engage in all activities and business permitted under applicable North Carolina law.

(b)   The Company shall have any and all powers that are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the Act. The Company shall carry out the foregoing activities pursuant to the provisions set forth in the Articles of Organization and this Agreement.

2.06   Term. The term of the Company commenced on May 24, 2018, the effective date of the filing of the Articles of Organization of the Company with the Secretary of State pursuant to the Act. The Company shall continue in existence in perpetuity, unless the Company's Articles of Organization are amended to provide for a definite period of duration, in which case the Company shall continue in existence until the close of business on the last day of such period, or unless the Company is sooner dissolved and its affairs wound up in accordance with the provisions of this Agreement or the Act.

2.07   Income Tax Classification of Company. At such time or times as the Company is treated for purposes of federal income taxation as having more than one owner, the Company shall be classified as a partnership for purposes of federal income taxation in accordance with Regulations section 301.7701-3, unless and until the Board and a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class, gives written consent to the Company's making an affirmative election with the IRS to be classified for federal income tax purposes as an association taxable as a corporation.

2.08   Nature of Units and Interests. The Interests and Units in the Company shall be personal property for all purposes. Legal title to all Company assets shall be held in the name of the Company. No Member and no successor, representative, or assignee of any Member shall have any right, title, or interest in or to any Company property or the right to partition any real property owned by the Company. Interests or Units may, but need not necessarily, be evidenced by a certificate of ownership interest issued by the Company, in such form as the Board may determine. As of the date of this Agreement, the capital structure of the Company shall consist of five (5) Classes of Units: Class A Units, Class B Units, Class CF Units, Class W-1 Units, and Class W-2 Units. The Company's Classes of Units shall have the relative rights, privileges, preferences, restrictions, and limitations as provided in this Agreement.

2.09   Class W Units.

(a)   The Board is hereby authorized to cause the Company to issue Class W Units to employees, officers, directors, and other service providers of or to the Company, under such terms and conditions and for such, or no, amounts of Capital Contribution per Unit, all as the Board may determine. The Board is authorized to issue up to any number of Class W Units under this Section as it determines in its sole discretion. Class W-1 Units have certain voting rights as set forth herein. Except as otherwise provided by law or in this Agreement, the Members holding Class W-2 Units shall have no right to vote on any issues presented to the Members of the Company.

(b)   The Company and each Member agree to treat each Class W Unit granted to a Class W Member as a separate "profits interest" within the meaning of IRS Revenue Procedure 93-27, 1993-2 C.B. 343 ("Rev. Proc. 93-27"). In accordance with IRS Revenue Procedure 2001-43, 2001-2 CB 191 ("Rev. Proc. 2001-43"), the Company will treat each Class W Member as the owner of his, her, or its Class W Units from the date such Class W Units are granted, and shall file its IRS Form 1065, and issue appropriate Schedules K-1 (Form 1065) to such Class W Member, allocating to such Class W Member his, her, or its distributive share of all items of income, gain, loss, deduction and credit associated with such Class W Units (including any unvested Class W Units as if they were vested Units). Each holder of Class W Units agrees to take into account such distributive share in computing such holder's United States federal (and other applicable) income tax liability for the entire period during which he, she, or it holds such Class W Units. The Company and each Member agree not to claim a deduction (as wages, compensation or otherwise) for the fair market value of any Class W Unit issued to a Class W Member, either at the time of the grant of such Unit or when such Unit vests pursuant to any restrictions placed on the Unit in connection with its issuance. The undertakings contained in this Section 2.09 shall be construed in accordance with Section 4 of Rev. Proc. 2001-43. Accordingly, except to the extent that the Board, after consultation with the Company's tax or accounting advisors, determines it not to be necessary to qualify the issued Class W Units as "profits interests", upon the issuance of Class W Units to a Class W Member, (i) the gross book value of all noncash assets of the Company shall be adjusted to equal their respective gross fair market values, as determined by the Board, pursuant to Regulations section 1.704-1(b)(2)(iv)(f), and (ii) pursuant to paragraph (vi) of the definition in Section 1.01 of "Income" and "Loss" and this Section 2.09, such aggregate adjustments to the gross book value of all noncash assets shall be treated as if the Company recognized gain or loss equal to the amount of such aggregate adjustments, and then such amounts of deemed gain or loss shall be simultaneously allocated to the Capital Accounts of all Persons who are holders of Units immediately prior to such issuance by adjusting the Capital Accounts to reflect their respective shares of such deemed gain or loss.

(c)   Each Class W Unit shall be issued subject to a Distribution Threshold. For all Class W Units issued on or after the Effective Date, a "Distribution Threshold" means, unless otherwise determined by the Board, an amount equal to the amount that would be distributed to all holders of Units under Section 4.02(a)(v) if, immediately before the time the Class W Unit is issued, the Company were to (i) sell all of its assets at their fair market values, (ii) settle all of its liabilities to the extent of the Company's available assets (but limited, in the case of nonrecourse liabilities as to which the creditors' rights to repayment are limited solely to one or more assets of the Company, to the value of such assets), and (iii) distribute any remaining cash and other proceeds to the holders of Units in accordance with the distribution provisions of Section 4.02(a); provided, however, that the Distribution Threshold for any Class W Unit shall not be less than zero dollars. The Board shall have the discretion to set any Class W Unit's Distribution Threshold at an amount that is greater than the amount determined in the immediately preceding sentence. The Distribution Threshold for any Class W Units issued as of the date of this Agreement will be zero, and the Board shall determine the Distribution Threshold for each Class W Unit issued after the date of this Agreement. In the case of any Class W Unit issued before the Effective Date, any Distribution Threshold with respect to such Unit that is greater than zero shall be applied from and after the Effective Date to any distributions to be made under Section 4.02(a)(ii) of this Agreement.

(d)   The intent of this Section 2.09 is to ensure that all Class W Units qualify as "profits interests" under Rev. Proc. 93-27 and Rev. Proc. 2001-43 when issued, and this Section 2.09 and the other provisions of this Agreement shall be interpreted and applied consistently therewith. Each Class W Member who receives any unvested Class W Unit (whether issued on or after the date hereof) agrees to timely and properly make an election under section 83(b) of the Code with respect to each such unvested Unit received. The provisions of this Section 2.09 shall apply regardless of whether or not the Class W Member files an election pursuant to section 83(b) of the Code with respect to such Class W Units. Any Class W Unit that is repurchased by the Company, whether pursuant to the terms of any agreement with the Company or otherwise, shall no longer be deemed to be outstanding for any purpose under this Agreement.


ARTICLE III

MEMBERS, UNITS, AND CAPITAL CONTRIBUTIONS


3.01   Members, Units, and Capital Contributions.

(a)   Each Member either has contributed prior to the Effective Date, or hereby agrees to contribute as of the Effective Date, an aggregate amount of cash or cash equivalents to the Company in the amount set forth on Exhibit B attached hereto as such Member's Capital Contribution. The name, address, and number of Units of each Class of each Member are as listed on Exhibit B attached hereto, which Exhibit may be amended by the Board without obtaining the consent or approval of the Members as of the effectiveness of any subsequent transfer or issuance of any Interest or Units that is in accordance with this Agreement.

(b)   Unless such Member otherwise agrees in writing, a Member has no obligation to make any Capital Contribution to the Company beyond the Capital Contributions described in this Section 3.01 or any additional Capital Contribution that might be required with respect to Company Level Taxes as provided in Section 4.04(c) below. A Member shall not be entitled to interest on any Capital Contributions, or to a return of any Capital Contributions, except as specifically provided in this Agreement.

(c)   Upon approval of the terms thereof by the Board, any Member may make a loan to the Company upon commercially reasonable terms. Loans by a Member to the Company shall not be considered Capital Contributions.

3.02   Liability of Members. A Member shall not be liable for the debts, liabilities, or obligations of the Company beyond the Capital Contributions the Member has made or has agreed to make in writing, or as provided in Section 4.04(c) below with respect to a share of any Company Level Taxes. Except as otherwise expressly provided herein, a Member shall not be required to contribute to the capital of, or to loan any funds to, the Company.

3.03   Capital Accounts. The Company shall maintain separate capital accounts (each a "Capital Account") for each Member pursuant to the principles of this Section 3.03 and Regulations section 1.704-1(b)(2)(iv). As of the First CF Date, the Capital Account balance of each of the holders of Preferred Return Units shall be adjusted and revalued so as to equal the amount that would be distributed to those holders with respect to such Units under clauses (i) and (ii) of Section 4.02(a) if an aggregate amount of $12,500,000 were distributed among those holders with respect to such Units under such clauses (and after taking into account and applying any Distribution Threshold for any of the Class W Units). The initial Capital Account with respect to any other Units issued on or after the First CF Date of each Member shall be the initial amounts contributed or deemed to have been contributed to the Company in exchange for the

Units pursuant to Section 3.01(a). In the maintenance of Capital Accounts for the Members, the following provisions will apply.

(a) Each Member's Capital Account shall be increased by the amount of any cash and the agreed fair market value of any other property contributed by such Member as an additional Capital Contribution, such Member's distributive share of Income and Net Income, any items in the nature of income or gain that are specially allocated to such Member pursuant to Exhibit C to this Agreement, and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company property distributed to such Member.

(b) Each Member's Capital Account shall be decreased by the amount of cash and the fair market value of any other Company property distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Loss and Net Loss, any items in the nature of deduction or loss that are specially allocated to such Member pursuant to Exhibit C to this Agreement, and the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company.

(c) Upon the transfer of all or any portion of any Member's Units in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the transferred Units.

(d) The provisions of this Section 3.03 and other portions of this Agreement relating to allocations and the proper maintenance of Capital Accounts are designed and intended to comply with the requirements of Regulations section 1.704-1(b). The Members intend that such provisions be interpreted and applied in a manner consistent with such Regulations. The Board is authorized to modify the manner in which the Capital Accounts are maintained if the Board determines, after consultation with the Company's tax advisors, that such modification (i) is required or prudent to comply with the Regulations and (ii) is not likely to have a material adverse effect on the amounts distributable to any Member of the Company.

3.04   Withdrawal or Reduction of Contributions to Capital.

(a) No Member has the right to withdraw all or any part of his, her, or its Capital Contributions or to receive any return on any portion of his, her, or its Capital Contributions, except as may be otherwise specifically provided in this Agreement. Under circumstances involving a return of any Capital Contributions, no Member has the right to receive property other than cash; provided, however, that no Member has the right to refuse an in-kind distribution of property.

(b) Except as may be otherwise set forth in Article IV, no Member will have priority over any other Member, either as to the return of Capital Contributions or as to Net Income, Net Loss, or distributions; provided, however, that this subsection does not apply to loans (as distinguished from Capital Contributions) that a Member has made to the Company.

ARTICLE IV

ALLOCATIONS AND DISTRIBUTIONS

4.01   Allocation of Income and Loss. After first giving effect to any required special allocations provided in Exhibit C attached hereto, for purposes of maintaining Capital Accounts and in determining the rights of the Members among themselves, Net Income or Net Loss, if any, as determined for book purposes within the meaning of Regulations section 1.704-1(b), for all years or other periods, shall be allocated to the Members in accordance with the provisions set forth below. Notwithstanding the foregoing, upon the issuance by the Company of any Class W Units on or after the Effective Date, except as otherwise determined not to be necessary as provided in Section 2.9(b), the special allocations of Net Income and Net Loss arising pursuant to Regulations section 1.704-1(b)(2)(iv)(f) as described Section 2.09(b) and interim allocations of Net Income and Net Loss from all other activities of the Company to date in that fiscal year of the Company (and not previously allocated to and among the Capital Accounts of the holders of Units in any previous interim allocation) shall be made under this Section at such time among the Persons that hold Units in the Company immediately prior to such issuance of such Class W Units.

(a)   Net Income, if any, for a year or other period shall be allocated to the holders of Units in the following order and priority.

(i)   First, Net Income shall be allocated to and among the holders of Units in proportion to and to the extent of their Units' amounts of the excess, if any, of (A) the aggregate amount of Net Loss previously allocated to such Units pursuant to Section 4.01(b)(vii), over (B) the aggregate amount of Net Income previously allocated to such Units under this Section 4.01(a)(i).

(ii)   Next, Net Income shall be allocated to and among the holders of Class A Units and Class B Units, pro rata in proportion to and to the extent of their Units' amounts of the excess, if any, of (A) the aggregate amount of Net Loss previously allocated to their Class A Units or Class B Units pursuant to Section 4.01(b)(vi), over (B) the aggregate amount of Net Income previously allocated to such Units under this Section 4.01(a)(ii).

(iii)   Next, Net Income shall be allocated to and among the holders of Preferred Return Units, pro rata in proportion to and to the extent of their Units' amounts of the excess, if any, of (A) the aggregate amount of Net Loss previously allocated to their Preferred Return Units pursuant to Section 4.01(b)(v), over (B) the aggregate amount of Net Income previously allocated to such Units under this Section 4.01(a)(iii).

(iv)   Next, Net Income shall be allocated to and among the holders of Class CF Units in proportion to and to the extent of their Units' amounts of the excess, if any, of (A) the aggregate amount of Net Loss previously allocated to their Units pursuant to Section 4.01(b)(iv), over (B) the aggregate amount of Net Income previously allocated to such Units under this Section 4.01(a)(iv).

(v)   Next, Net Income shall be allocated to and among the holders of Preferred Return Units, pro rata in proportion to and to the extent of the amount of the excess, if any, of (A) each such holder's Preferred Return Units' respective shares of the aggregate Second Preferred Return amount, as determined and apportioned under Section 4.02(a)(iv) above, as of the time of the allocation, over (B) the aggregate amount of Net Income previously allocated to such holder's Units under this Section 4.01(b)(v).

(vi)   Finally, any remaining Net Income shall be allocated to and among all holders of Units pro rata in accordance with their respective numbers of Units, regardless of Class; provided, however, that in the case of each Class W Unit issued on or after the First CF Date with a Distribution Threshold greater than zero, (A) no Net Income will be allocated to such Class W Unit until the total allocations of Net Income under this Section 4.01(a)(vi) upon the issuance (for any special allocations of Net Income and Net Loss arising pursuant to Regulations section 1.704-1(b)(2)(iv)(f) and to-date interim allocations then made as described in in Section 2.09(b)) and after the issuance of the Class W Unit equal (I) that Unit's Distribution Threshold or (II) such other amount as the Board, upon the advice of and consultation with the Company's tax or accounting advisors, may determine to be necessary to qualify such Class W Unit as a "profits interest" as described in Section 2.09(b) and to take into account the economic effect of the Distribution Threshold with respect to such Class W Unit; and (B) thereafter such Class W Unit is to be allocated its pro rata share of all additional Net Income under this paragraph.

(b)   Net Loss, if any, for a year or other period shall be allocated to the holders of Units in the following order and priority.

(i)   First, Net Loss shall be allocated to and among the holders of Units in proportion to and to the extent of their Units' amounts of the excess, if any, of (A) the aggregate amount of Net Income previously allocated to their Units under Section 4.01(a)(vi), over (B) the aggregate amount of Net Loss previously allocated to such Units under this Section 4.01(b)(i).

(ii)   Next, Net Loss shall be allocated to and among the holders of Class W Units in proportion to and to the extent of the amount of the excess, if any, of (A) the aggregate Capital Contributions with respect to their Class W Units as of the time of the allocation, over (B) the aggregate amount of Net Loss previously allocated to such Class W Units under this Section 4.01(b)(ii).

(iii)   Next, Net Loss shall be allocated to and among the holders of Units in proportion to and to the extent of their Units' amounts of the excess, if any, of (A) the aggregate amount of Net Income previously allocated to their Units under Section 4.01(a)(v), over (B) the aggregate amount of Net Loss previously allocated to such Units under this Section 4.01(b)(iii).

(iv)   Next, Net Loss shall be allocated to and among the holders of Class CF Units pro rata in proportion to and to the extent of the amount of the excess, if any, of (A) the aggregate Capital Contributions made with respect to such Units as of the time of the allocation, over (B) the aggregate amount of Net Loss previously allocated to such Units under this Section 4.01(b)(iv).

(v) Next, Net Loss shall be allocated to and among the holders of Preferred Return Units, pro rata in proportion to and to the extent of the amount of the excess, if any, of (A) each such holder's Preferred Return Units' respective shares of the aggregate First Preferred Return amount, as determined and apportioned under Section 4.02(a)(ii) above, as of the time of the allocation, over (B) the aggregate amount of Net Loss previously allocated to such holder's Units under this Section 4.01(b)(v).

(vi) Next, Net Loss shall be allocated to and among the holders of Class A Units and Class B Units pro rata in proportion to and to the extent of the amount of the excess, if any, of (A) the aggregate Capital Contributions made with respect to such Units as of the time of the allocation, over (B) the aggregate amount of Net Loss previously allocated to such Units under this Section 4.01(b)(vi).

(vii) Finally, any remaining Net Loss shall be allocated to and among the holders of Units pro rata in accordance with their respective numbers of Units, regardless of Class.

(c) All allocations of Net Income and Net Loss made under this Section 4.01 shall be made as of the last day of each year of the Company or other period for which allocations are being made, but shall be made after adjusting Capital Account balances to reflect all distributions or Capital Contributions made on or before the last day of the period at issue. In addition, for purposes of determining the amount of Net Income to be allocated under Section 4.01(a)(v), to the extent any prior allocations of Net Income under that paragraph have been subsequently offset with allocations of Net Loss under Section 4.01(b)(iii), such prior allocations of Net Income shall be disregarded for purposes of computing subsequent allocations of Net Income under Section 4.01(a)(v). Similarly, for purposes of determining the amount of Net Loss to be allocated under Section 4.01(b)(iv), (b)(v), or (b)(vi), to the extent any prior allocations of Net Loss under any such paragraph have been subsequently offset with allocations of Net Income under Section 4.01(a)(iv), (a)(iii), or (a)(ii), respectively, such prior allocations of Net Loss shall be disregarded for purposes of computing subsequent allocations of Net Loss under Section 4.01(b)(iv), (b)(v), or (b)(vi), as the case may be.

4.02 Distributions. Subject to any nondiscretionary restrictions or limitations regarding distributions imposed on the Company by the Act or under any loan agreements, other financing documents, or other contracts or agreements to which the Company or its property may be subject, the Board may, in its sole discretion, cause the Company to make distributions of cash or other property in such aggregate amounts as the Board may determine, at any time and from time to time, and any such distributions shall be made to and among the Members as set forth in the remaining provisions of this Section.

(a) Regular Distributions. Except for distributions in connection with the dissolution and liquidation of the Company (to which the provisions of Section 9.03 shall apply), such distributions shall, after reducing the distributable cash or other property for any required

Tax Distributions to be made pursuant to Section 4.02(b), be made to and among the Members in the following order and priority.

(i)   First, distributions shall be made to the holders of Class A Units and Class B Units pro rata in proportion to and to the extent of their Units' respective amounts of Unreturned A/B Capital Contributions until the Unreturned A/B Capital Contributions of each such holder of Class A Units and Class B Units has been reduced to zero.

(ii)   Second, distributions shall be made to and among the holders of the then-outstanding Preferred Return Units, pro rata in accordance with their respective numbers of such Units (regardless of Class), until the total distributions under this Section 4.02(a)(ii) equal the First Preferred Return; provided, however, for any Preferred Return Unit that is a Class W Unit issued with a Distribution Threshold greater than zero, no distributions will be made to the holder thereof with respect to such Class W Unit until the total distributions under this Section 4.02(a)(ii) equal such Unit's Distribution Threshold, and thereafter the holder of each such Class W Unit whose Distribution Threshold has been satisfied is to receive that Unit's pro rata share of all additional distributions under this paragraph.

(iii)   Third, distributions shall be made to the holders of Class CF Units, pro rata in proportion to and to the extent of their Units' respective amounts of Unreturned CF Capital Contributions until the Unreturned CF Capital Contributions of each such holder of Class CF Units has been reduced to zero.

(iv)   Fourth, distributions shall be made to and among the holders of the then-outstanding Preferred Return Units, pro rata in accordance with their respective numbers of such Units (regardless of Class), until the total distributions under this Section 4.02(a)(iv) equal the Second Preferred Return.

(v)   Finally, any remaining amounts shall be distributed to and among all of the holders of Units pro rata in accordance with their respective numbers of Units, regardless of Class; provided, however, for each Class W Unit issued on or after the First CF Date with a Distribution Threshold greater than zero, no distributions will be made to the holder thereof with respect to such Class W Unit until the total distributions under this Section 4.02(a)(v) after the issuance of the Class W Unit equals that Unit's Distribution Threshold, and thereafter the holder of such Class W Unit whose Distribution Threshold has been satisfied is to receive that Unit's pro rata share of all additional distributions under this paragraph.

Notwithstanding anything to this Agreement to the contrary, distributions to holders of Class W Units pursuant to this Section 4.02(a) may be modified by the Board to the extent necessary, in the reasonable discretion of the Board after consultation with the Company's tax advisors, in order to cause such distributions and permit the Class W Units to comply with the requirements of Section 2.09.

      (b)   <u>Tax Distributions</u>.

      (i)   The Board will use its best efforts to cause the Company to make, by ninety (90) days after the end of each fiscal year, distributions in cash (to the extent available from distributable cash) by reason of this Section 4.02(b)(i) (such distributions being referred to as the "<u>Tax Distributions</u>") to all Members as necessary so that each Member has received cumulative distributions from the Company after the effective date of the Prior Agreement, whether pursuant to the Prior Agreement or under Section 4.02(a) or this Section 4.02(b)(i) of this Agreement, at least equal to the aggregate state and Federal income tax liability such Member would have incurred (under the application of the assumptions below regarding the calculation of tax liability) as a result of such Member's allocable share of (A) the total amount of cumulative taxable income and gain of the Company allocated to the Units of such Member for such fiscal year and all prior fiscal years or periods or portions thereof occurring after the effective date of the Prior Agreement, over (B) the total cumulative amount of losses and deductions allocated to such Member for such fiscal year and prior fiscal years or periods or portions thereof occurring after the effective date of the Prior Agreement. For purposes of this Section 4.02(b)(i), the aggregate cumulative income tax liability with respect to Company taxable income shall be calculated: (I) as if the Member were a natural human being residing in North Carolina and taxable at the combined highest effective marginal tax rate under applicable Federal and state income tax laws (as determined from time to time by the Board after consulting with tax advisors to the Company and taking into account changes in such tax rates over time, the character of the items of income, and any deductions generally available with respect thereto) with respect to such taxable income; and (II) as if such taxable income or loss were the sole source of income and loss for the Member. If, for any fiscal year determination, the total cumulative distributions that have otherwise been distributed after the effective date of the Prior Agreement, whether pursuant to that Prior Agreement or under Section 4.02(a) or this Section 4.02(b)(i) of this Agreement, are sufficient to satisfy the minimum amounts of distributions required to be paid to each Member under this Section 4.02(b)(i), then no Tax Distributions shall be paid for such fiscal year, and distributions for such fiscal year will be payable pursuant to the other provisions of this Agreement. No Tax Distributions shall be paid in connection with the dissolution and liquidation of the Company.

      (ii)   Tax Distributions may be made during a fiscal year to enable the Members to satisfy estimated tax liabilities with respect to income and gains realized by the Company (and not otherwise covered by distributions) during such fiscal year, and such Tax Distributions shall be treated during such fiscal year as advances (and not distributions). If such advances or portions thereof are required to be returned at the end of a fiscal year (after review of the Company's taxable income for which Tax Distributions are distributable), such portions shall be returned promptly to the Company without interest. Any portion of such advance not required to be returned at the end of the fiscal year shall be deemed a Tax Distribution at that time. Any tax "withholding" or similar payments made by the Company pursuant to Section 4.05 on behalf of a Member with respect to a Member's share of Company income or distributions with respect to any period shall be treated by the Company as distributions creditable against the Tax Distributions requirement for such period under Section 4.02(b)(i), if the Member does not reimburse the Company for such "withholding" or similar payments.

(iii)   All Tax Distributions made by the Company shall, for purposes of determining future distributions to be made with respect to the recipient's Units under Section 4.02(a), offset and be treated as a prepayment of distributions otherwise to have been made with respect to such recipient's Units under Section 4.02(a), by reducing the amount of the next succeeding distribution or distributions otherwise distributable with respect to such Units under Section 4.02(a) by the amount of Tax Distributions for which no prior reduction under Section 4.02(a) and this paragraph has been made.

(c)   Right of Set-Off. The Board will have the right to cause the Company to apply all or any portion of any amount of a distribution otherwise distributable to a Member against any advances or other sums then due and owing to the Company from or on behalf of such holder of Units, including, without limitation, advances under Section 4.05 that are not repaid. The portion of any such distribution so applied as a set-off against amounts due and owing shall, even though not physically distributed to the Member, be treated as a distribution with respect to the Member's Units for purposes of this Agreement, including, but not limited to, the determination of the Member's Capital Account balance and the amount of future allocations and distributions to which the Member is entitled. In addition, to the extent the amount applied is being set off for payment of an unpaid Capital Contribution, the amount shall be treated as a Capital Contribution by the Member as of the date of the distribution so applied.

4.03   Allocations for Tax Purposes; Effect of Change of Units. Except as otherwise provided herein, each item of income, gain, loss, or expense of the Company shall be allocated to the Members in the same manner as allocations are made of Net Income, Net Loss and other items of income, gain, loss, or expense pursuant to Section 4.01 and Exhibit C. If (i) there is a transfer of, or issuance of any additional, Units in the Company other than as of the end of a calendar year, and (ii) after such transfer or additional issuance the Company is treated as a partnership for federal income tax purposes, then all items to be allocated, credited, charged or distributed for such year shall be prorated in accordance with section 706 of the Code, using any convention permitted by law and selected by the Board; provided, however, that if the Company utilizes the cash method of accounting, certain "allowable cash basis items" as defined in Code section 706(d)(2) shall be allocated as therein specified. Selection of the specific allowable method will be made by the Board, unless a transferor Member and a transferee themselves specify, with respect to the transferred Units, a method that is permitted under the Code. A Representative will have no liability to any Member in connection with the determination of each Member's share of prorated allocations of income or losses if such allocations were made in good faith in accordance with the terms of this Agreement or in reliance on the advice of the Company's accountants or tax counsel.

4.04   Partnership Tax Items and Modifications to Allocations. At all times during which the Company is treated as a partnership for federal income tax purposes, the following provisions shall apply.

(a)   Tax Elections. The Board, in its sole discretion, may cause the Company to elect pursuant to section 754 of the Code and the Regulations to adjust the basis of the Company assets as provided by sections 743 or 734 of the Code and the Regulations thereunder.

The Company shall make such other elections for federal income tax purposes as may be determined by the Board, acting in its sole and absolute discretion.

(b)   Amendments for Tax Matters. The Board shall prepare and execute any amendments to this Agreement, which amendments need not be approved by the Members as otherwise required under Section 10.01 to become effective, as are necessary for the Company to comply with the provisions of Regulations sections 1.704-1(b), 1.704-1(c), and 1.704-3 upon the happening of: (i) a liquidation of the Company within the meaning of Regulations section 1.704-1(b)(2)(ii)(g); (ii) the contribution or distribution of any property, other than a *de minimis* amount, to or by the Company in exchange for Units or another form of Interest in the Company; or (iii) the issuance of Units or another form of Interest (other than a *de minimis* Interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity or by a new Member acting in a Member capacity or in anticipation of becoming a Member; provided, however, that adjustments pursuant to clauses (ii) or (iii) are to be made only if the Board reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members. Under any other circumstance, the Board shall prepare and execute any amendments to this Agreement, which amendments need not be approved by the Members as otherwise required under Section 10.01, as are necessary for the Company to comply with the provisions of Regulations sections 1.704-1(b), 1.704-1(c) and 1.704-3, but only if the Board determines that such amendment (I) is required or prudent to comply with the Regulations and (II) is not likely to have a material effect on the amounts distributable to any Member of the Company.

(c)   Tax Audits.

(i)   For each taxable year of the Company, the Board will select a Company officer to be the Company's "partnership representative" within the meaning of Code section 6223(a) (the Company's "Tax Representative").

(ii)   The Tax Representative is authorized and required to represent the Company in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, to make any and all elections and to take any actions that are available to be made or taken by the "partnership representative" or the Company under the BBA Audit Provisions or analogous state and local tax law provisions, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to, and shall, (A) cooperate with the Tax Representative in the determination of the liability of the Company and each Member pursuant to this Section 4.04(c), including providing such information and documentation as is reasonably requested by the Tax Representative in connection with any audit proceedings concerning the Company, and (B) do or refrain from doing any or all things reasonably required by the Tax Representative to conduct such proceedings. The Tax Representative shall receive no additional compensation from the Company for its services in such capacity, but all expenses incurred by the Tax Representative in such capacity shall be borne by the Company. The Tax Representative is authorized to employ such accountants, attorneys and agents as it, in its sole discretion, determines are necessary to or useful in the performance of its duties. Any Person who serves as Tax Representative shall not be liable to the Company or to any Member for any action it takes or fails to take as Tax

Representative with respect to any administrative or judicial proceeding arising under the BBA Audit Provisions, unless such action or failure to act constitutes a violation of such Person's duty of care.

        (iii)   Notwithstanding any provision of this Agreement to the contrary, any taxes, penalties, and interest payable under the BBA Audit Provisions or a similar state or local tax laws by the Company ("Company Level Taxes") shall be treated as attributable to the Members, and the Tax Representative shall allocate the burden of any such Company Level Taxes to those Members to which such amounts are reasonably attributable (whether as a result of their status, actions, inactions, or otherwise), taking into account the effect of any modifications or reductions in rate, whether under Code section 6225 or otherwise, that reduce the amount of Company Level Taxes. All Company Level Taxes allocated to a Member shall, at the option of the Tax Representative, (i) be promptly paid to the Company by such Member (the "Funding Option"), or (ii) be satisfied and paid by offset via reducing the amount of the current or next succeeding distribution or distributions that would otherwise have been made to such Member, and, if such distributions are not sufficient for that purpose, by reducing the proceeds of liquidation otherwise payable to such Member pursuant to Section 9.03 ("Offset Option"). If the Tax Representative selects the Funding Option, the Company's payment of the Company Level Taxes allocated to the applicable Member shall be treated as a distribution to such Member in return of Capital Contributions, and the payment by such Member to the Company shall be treated as a capital contribution for United States federal income tax purposes; provided, however, that such payments shall not affect the Capital Contribution of, any other Capital Contributions to be made by, or the distributions and allocations to be made to the applicable Members under this Agreement. If the Tax Representative selects the Offset Option, the applicable Member shall be treated, for all purposes of this Agreement, as having received a distribution of the amount of its allocable share of the Company Level Taxes at the time such Company Level Taxes are paid by the Company. To the fullest extent permitted by law, each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability for Company Level Taxes allocated to such Member, and such requirement to indemnify and the obligations of a Member set forth in this paragraph shall survive the Member's withdrawal from the Company or any other sale, transfer, assignment or disposition of all or any part of the Member's Interest in the Company.

        (iv)   In connection with any of the actions set forth in this 4.04(c), the Tax Representative, after consulting with the Company's tax or accounting advisors, shall have the authority to determine the proper tax and accounting treatment of such action in its reasonable discretion and in reliance upon the applicable Code and Regulations promulgated thereunder.

        (v)   The obligations of each Member (or former Member) under this Section 4.04(c) shall survive any transfer or assignment by such Member of its Interest and the dissolution of the Company.

        (d)   Code Section 704(c). In accordance with section 704(c) of the Code and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for income tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value (as agreed by the Company and the contributing Member) at the time of contribution. The Company's assets shall be revalued in connection with the issuance of any Class W Units after the Effective Date as set forth in Section 2.09(b), if determined by the Board to be reasonably necessary or appropriate to permit such Class W Units to qualify as a "profits interest" as described in Section 2.09(b). If any Company asset has been revalued on the books of the Company and the Capital Accounts of the Members adjusted under section 1.704-1(b)(2)(iv)(f) of the Regulations, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its adjusted book value in the same manner as, but not necessarily under the same convention(s) or method(s) specifically used by the Company for its allocations actually made or to be made by the Company, under section 704(c) of the Code and the Regulations thereunder.

(e)   Partnership Tax Returns. The Board shall cause the Company to file a federal income tax return and all other tax returns required to be filed by the Company for each fiscal year or part thereof for which such returns are required. In connection with all such returns, the Board shall provide to each Person who at any time during the fiscal year was recognized under this Agreement as a holder of Units with an annual statement or statements (including a copy of Schedule K-1 to Internal Revenue Service Form 1065 or any successor Form) indicating such Person's share of the Company's income, loss, gain, expense and other items relevant for federal income tax purposes and any appropriate state or local income tax purposes.

4.05   Tax Withholding. The Board is hereby authorized to cause the Company to pay, on behalf of or with respect to any Member or any transferee of Units that is not a Member, any amounts to a federal, foreign, state or local taxing authority as may be necessary for the Company to comply with tax withholding provisions of the Code, the North Carolina General Statutes, or other income tax or revenue laws of any applicable taxing authority, whether because the Member or transferee is considered a nonresident for North Carolina income tax purposes or not to be a "United States person" for federal income tax purposes or for any other reason. Any such amount paid by the Company shall be treated as a distribution by the Company to such Member or transferee, and shall be offset against any distributions otherwise due to the Member or transferee. In addition, if the amount of any such tax withholding or payment exceeds the amount of unpaid distributions otherwise owing to such Member or transferee with respect to the year or other period for which such tax payment was made, the Company shall, in the sole discretion of the Board, either (i) treat such excess amount as an offset against any future distributions to be made to such Member or transferee, or (ii) require the Member or transferee on whose behalf such payments were made to reimburse the Company for such excess amount.

4.06   Limitation on Distribution. Notwithstanding Section 4.02 hereof, no distribution may be declared and paid if payment of such distribution would cause the Company to violate any limitation on distributions provided in the Act, in any other applicable law, or pursuant to any contractual obligations of the Company with lenders or other Persons.

4.07   Books of Account; Member Inspection Rights.

(a)   The Board shall maintain, or otherwise cause the Company to maintain, books, records and accounts of all operations and expenditures of the Company, and shall determine all items of income, expense, Net Income, and Net Loss in accordance with the method of accounting selected by the Board, consistently applied. All of the records and books of account of the Company, in whatever form maintained, shall at all times be maintained at the principal office of the Company or another location designated by the Board and shall be open to the inspection and examination of the Members or their representatives during reasonable business hours. Such right of inspection and examination may be exercised through any agent or employee of a Member designated by it or by an attorney or independent certified public accountant designated by such Member. Such Member shall bear all expenses incurred in any examination made on behalf of such Member.

(b)   All expenses in connection with the keeping of the books and records of the Company and the preparation of financial statements required to implement the provisions of this Agreement or otherwise needed for the conduct of the Company's business shall be borne by the Company as an ordinary expense of its business.

4.08   Incentive Interest Safe Harbor Election. In furtherance and not derogation of the authority granted to the Board under Article V, subject to the terms hereof, the Board is hereby authorized to cause the Company to make the safe harbor election for valuing Interests issued in connection with the performance of services by any employee (or other service provider) as contemplated in IRS Notice 2005-43 (the "Safe Harbor Election"), as the same may be permitted pursuant to or in accordance with the finally promulgated successor rules to Proposed Regulations section 1.83-3(1) and IRS Notice 2005-43, whether promulgated in the form of one or more final Regulations, revenue rulings, revenue procedures, notices, and/or other IRS guidance (collectively, the "Ultimate Rules"). Such Safe Harbor Election shall be made if, and at such time as, the Board may determine in its sole discretion. In connection with any Safe Harbor Election, the provisions below in this Section also shall apply.

(a)   Binding Election. Any such Safe Harbor Election shall be binding on the Company and on all of its holders of Interests with respect to all transfers of Interests made while a Safe Harbor Election is in effect. A Safe Harbor Election, once made, may be revoked at any time by the Company, upon determination by the Board in its sole discretion, as permitted by the Ultimate Rules or any other applicable rule.

(b)   Agreement to Comply. Each holder of Units or any other Interest, by signing this Agreement or by accepting a transfer of any Units or any other Interest in the Company, hereby agrees to comply with all requirements of the Safe Harbor Election with respect to any Interest to which the Safe Harbor Election applies while the Safe Harbor Election remains effective.

(c)   Filings. The Board shall file or cause the Company to file all returns, reports and other documentation as may be required to perfect and maintain the Safe Harbor Election with respect to transfers of such Interests.

(d)   Board's Authority to Amend. The Board is hereby authorized and empowered, without further vote or action of the Members, to amend this Agreement as necessary to comply with the Ultimate Rules or any other rule or rules, including the allocation provisions of the Agreement, that may be required in order to provide for a Safe Harbor Election and the ability to maintain or revoke the Safe Harbor Election, and the Board shall have the authority to execute any such amendment by and on behalf of each Member or other holder of Units.

(e)   Agreement to Cooperate. Each holder of Units or any other Interests agrees to (i) cooperate with the Company and the Board to perfect and maintain any Safe Harbor Election, (ii) timely execute and deliver any documentation with respect thereto reasonably requested by the Board, and (iii) take no position in any filings or other communications with the IRS or any other taxing authority that is contrary to any Safe Harbor Election in effect for the Company.

(f)   Binding on Transferees and Assignees. No transfer, assignment, or other disposition of any Units or other Interest by a holder of any Interest shall be effective unless prior to such transfer, assignment, or disposition the transferee, assignee, or intended recipient of such Units or other Interest shall have agreed in writing to be bound by the provisions of this Section 4.08, in a form satisfactory to the Board.

ARTICLE V

MANAGEMENT

5.01   Duties and Authority of Board of Representatives.

(a)   Authority of Board of Representatives. All limited liability company powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, its Board of Representatives (the "Board") or by such executive or other committees as the Board may establish pursuant to this Agreement, except only for those acts and things as to which approval by the Members is expressly required by the Articles of Organization, this Agreement, the Act, or other applicable law. The business and affairs of the Company shall be managed by its Board and by any officers as may be authorized by the Board, and not by any of the Members in their roles as members. Except as otherwise expressly provided in this Agreement, (i) the Board shall conduct, direct, and exercise full control over all activities, policies and affairs of the Company, and (ii) all management powers over the business and affairs of the Company shall be exclusively vested in the Board, subject to the Board's authority to delegate powers and duties to the officers and others as set forth herein. Each member of the Board is sometimes referred to herein as a "Representative". If the Company at any time is required under the Act or any other applicable laws to have or designate one or more Persons as being a "manager", the Board is hereby authorized to designate such Person or Persons as it may determine as a "manager" and give any such manager such rights, powers, and duties as the Board may determine. Except for any managers who may be designated by the Board as described in the immediately preceding sentence, the Representatives and any Company officers apportioned by the Board shall be the Company's "company officials" as such term is defined in the Act.

(b)   Notwithstanding the delegation of authority, power, and discretion granted to the Board under the other provisions of this Article V to govern the business and affairs of the Company:

(i)   except as otherwise specifically provided elsewhere herein, the consent of a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class, must be obtained to amend this Agreement or the Articles of Organization;

(ii)   the consent of a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single class, must be obtained to sell, transfer, or otherwise dispose of all or substantially all of the assets of the Company other than in the ordinary course of business prior to its dissolution and winding up under the Act;

(iii)   the consent of a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class, must be obtained to dissolve the Company voluntarily; or

(iv)   the consent of a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class, must be obtained to merge or consolidate the Company with or into another Entity; provided, however, that while the Board is generally authorized to cause the Company to convert into another Entity pursuant to a statutory conversion without any approval of the Members, approval shall also be required of any merger, consolidation, or statutory conversion of the Company with or into another Entity from each Member, if any, that will have personal liability for obligations of the surviving Entity after the merger, consolidation, or statutory conversion that is greater than the liability to which the Member was subject prior to such merger, consolidation, or statutory conversion. (This clause (iv) is specifically intended to override the default voting requirements set forth in Article 9 of the Act for the Members' approval of a merger, consolidation, or conversion of the Company with or into another Entity.)

5.02   Election, Term and Removal of Representatives .

(a)   Number and Appointment of Representatives. The number of Representatives constituting the Board of Representatives shall initially be fixed at three (3). The number of Representatives constituting the Board may be hereafter increased or decreased from time to time upon the written determination of Members constituting a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class. Representatives may, but need not, be residents of the State of North Carolina or officers or Members of the Company. The Representatives shall be elected by the vote or approval of a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class. The initial Representatives are Sumit Vohra and Chris Mielke, with one vacancy. The name, address, and consent of the initial Representatives and any additional or successor

Representative to serve in such capacity shall be evidenced in the form of <u>Exhibit A</u> attached hereto and made a part hereof.

(b) <u>Term of Representatives</u>. Each Representative shall hold office until the earliest to occur of the death, resignation, removal by the Members (as provided in Section 5.02(d) below), or expiration of the stated term in office, if any, of such Representative.

(c) <u>Resignation</u>. Any Representative may resign at any time by giving written notice to the Board. The resignation of any Representative shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Representative who is also a Member or officer shall not affect the resigning Representative's rights as a Member or officer under this Agreement.

(d) <u>Removal</u>. A Representative may be removed at any time and from time to time, with or without cause, only by written consent or pursuant to a vote of a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class.

(e) <u>Vacancies</u>. Any vacancy occurring in a position on the Board, for any other reason, shall be filled by the vote or approval of a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class.

(f) <u>Chairman of the Board</u>. There may be a Chairman of the Board elected by the Representatives from their number at any meeting of the Board. The Chairman shall preside at all meetings of the Board and perform such other duties as may be directed by the Board. He or she shall have the power to call any regular and any special meetings of the Board.

(g) <u>Compensation</u>. Except to the extent that the Members, by determination of a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class, may otherwise approve, a Representative shall not receive any compensation for serving in the capacity as a Representative; <u>provided</u>, <u>however</u>, that upon the determination of the Board, the Company may reimburse the Representatives for reasonable out-of-pocket expenses incurred by in attending regular and special meetings of the Board or of any committee thereof. Nothing herein contained, however, may be construed to preclude any Representative from serving the Company in any other capacity and receiving compensation therefor.

(h) <u>Board Committees</u>. The Board, by resolution adopted by a majority of the number of Representatives in office when the action is taken, may designate two or more Representatives to constitute an executive committee and other committees, each of which, to the extent authorized by law and provided in such resolution, shall have and may exercise all of the authority of the Board in the management of the Company. Each committee member serves at the pleasure of the Board. The provisions in this Agreement that govern meetings, action without meetings, notice and waiver of notice, and quorum and voting requirements of the Board apply to committees established by the Board.

5.03   Meetings of the Board.

(a)   Meetings. Meetings of the Board may be called by or at the request of the Chairman of the Board, if any, by the President of the Company, or by any Representative. Such meetings may be held either within or without the State of North Carolina, as fixed by the Person or Persons calling the meeting.

(b)   Notice of Meetings. Meetings of the Board may be regular meetings, which may be held without notice if each Representative has received a schedule of all such regular meetings at least two weeks prior to the date on which such meeting shall be held. Special meetings of the Board may be held if the Person or Persons calling a special meeting, provides, at least three (3) days before the meeting, notice thereof by any usual means of communication, including without limitation by electronic mail or other electronic means. Such notice need not specify the purpose for which the meeting is called.

(c)   Waiver of Notice. Any Representative may waive notice of any meeting. The waiver must be in writing, signed by the Representative entitled to the notice and delivered to the Company for inclusion in the minutes or filing with the Company's records. A Representative's attendance at or participation in a meeting will constitute a waiver of notice of such meeting, unless the Representative at the beginning of the meeting (or promptly on arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

(d)   Manner of Acting at Meetings. Except as otherwise expressly set forth in this Agreement, the affirmative vote (whether by proxy or otherwise) of a majority of the members of the Board (and not just a majority of the members present at a meeting thereof) shall be the act of the Board. Except in circumstances where this Agreement provides for a higher level of approval, whenever the term "the approval of the Board" or any like or similar term is used in the Agreement, such term shall mean the approval of the majority of the number of Representatives fixed pursuant to this Agreement and not merely a majority of the Representatives in attendance at a meeting.

(e)   Presumption of Assent. A Representative who is present at a meeting of the Board or a committee of the Board when Company action is taken is deemed to have assented to the action taken unless (i) he or she objects at the beginning of the meeting (or promptly upon his or her arrival) to holding it or transacting business at the meeting, (ii) his or her dissent or abstention from the action taken is entered in the minutes of the meeting, or (iii) he or she files written notice of his or her dissent or abstention with the presiding officer of the meeting before its adjournment or with the Company immediately after the adjournment. Such right to dissent shall not apply to a Representative who voted in favor of such action.

(f)   Action Without Meeting. Action required or permitted to be taken at a meeting of the Board may be taken without a meeting if evidenced by a written consent, signed and executed by a majority of the number of Representatives fixed pursuant to this Agreement (as such number may be increased or decreased pursuant to Section 5.02(a)), except to the extent a higher percentage of the Representatives must give their affirmative vote for such action by the

Company to be effective under this Agreement. The written consents shall be signed by each Representative before or after such action, shall describe the action taken, and shall be included in the minutes or filed with the Company's records. Such action will become effective when the last Representative necessary for approval of the action signs the consent, unless the consent specifies a different date. A Representative's consent hereunder may be in electronic form and may be delivered to the Company by electronic mail or other electronic means. Any reasonable manifestation of Representative's assent shall be considered such Representative's "signature" for this purpose.

(g)   Electronic Participation in Meetings. Any one or more Representatives or members of a committee may participate in a meeting of the Board or committee by means of a conference telephone or similar communications device that allows all persons participating in the meeting to simultaneously communicate with all other Persons participating in the meeting, and such participation in a meeting shall be deemed presence in person at such meeting.

5.04   Proxies. A Representative may vote at a meeting of the Board or any committee thereof either in person or by proxy executed in writing by such Representative. A telegram, telex, cablegram, electronic mail, or similar transmission by the Representative, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Representative shall (if stated thereon) be treated as a proxy executed in writing for purposes of this Section 5.04. Proxies for use at any meeting of the Board or any committee thereof or in connection with the taking of any action by written consent shall be filed with the Board, before or at the time of the meeting or execution of the written consent as the case may be. All proxies shall be received and taken charge of and all ballots shall be received and canvassed by the majority of the Board, which shall decide all questions concerning the qualification of voters, the validity of the proxies and the acceptance or rejection of votes. No proxy shall be valid after eleven months from the date of its execution unless otherwise provided in the proxy. A proxy will be revocable unless the proxy form conspicuously states that the proxy is irrevocable and that the proxy is coupled with an interest. Should a proxy designate two or more individuals to act as proxies, unless that instrument provides to the contrary, a majority of such individuals present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or giving consents thereby conferred, or if only one be present, then such powers may be exercised by that one; or, if an even number attend and a majority do not agree on any particular issue, the Company shall not be required to recognize such proxy with respect to such issue if such proxy does not specify how the votes that are the subject of such proxy are to be voted with respect to such issue.

5.05   Officers.

(a)   Officers of the Company. The Board may, from time to time, delegate to one or more Persons (including any officer, employee or other agent of the Company and including through the creation and establishment of one or more committees) such authority and duties as the Board may deem advisable. In addition, the Board may assign titles (including, but not limited to, chairman of the board, chief executive officer, chief operating officer, chief financial officer, president, principal, vice president, secretary, assistant secretary, treasurer, assistant treasurer, controller, or assistant controller) and delegate certain authority and duties to such Persons. Any number of titles may be held by the same Person, but no officer may act in more than one capacity where action of two or more officers is required. Absent a specific delegation of authority pursuant to this Section 5.05(a), an officer appointed by the Board shall have such authority and duties as set forth for his or her title in this Section 5.05. Any delegation pursuant to this Section 5.05(a) may be revoked at any time by the Board in its sole discretion.

(b) Appointment and Term. The Board will appoint all officers of the Company, and each such officer will hold office until his or her death, resignation, retirement, removal by the Board, or disqualification, or until a successor has been appointed. The initial officers of the Company are set forth on Exhibit D attached hereto.

(c) Removal. Any initial officer or other officer or agent elected or appointed by the Board may be removed by the Board at any time with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the officer or agent so removed.

(d) Resignation. An officer may resign at any time by communicating his or her resignation to the Company, orally or in writing. A resignation is effective when communicated unless it specifies in writing a later effective date. An officer's resignation does not affect the Company's contract rights, if any, with the officer.

(e) Compensation of Officers. The Board will fix the compensation (if any) of all officers of the Company, and no officer may serve the Company in any other capacity and receive compensation therefor unless such additional compensation is authorized by the Board.

(f) Officers. The Board may designate any or all of the following officers of the Company and may delegate to such officers day-to-day management responsibilities and authority, but such delegation will be subject to the powers reserved to the Board and to the Members under this Agreement:

(i) President. The President shall have the powers and duties of supervision and management usually vested in the office of the chief executive officer and shall have and perform such other duties as may from time to time be assigned by the Board.

(ii) Vice Presidents. Vice Presidents, when appointed by the Board, shall have the powers and perform the duties as the Board and the President may from time to time assign. In the absence of and at the request of the President, the Vice President(s) shall perform the duties of the President and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President.

(iii) Secretary. The Secretary shall (i) attend all meetings of the Members and the Board or Board committees and, if requested, shall keep true and accurate records of such meetings; (ii) see that all notices are duly given in accordance with the provisions of this Agreement or as required by the Act; (iii) be custodian of the Company's records and of any seal of the Company and see that any seal of the Company is affixed to all documents the execution of which on behalf of the Company under its seal is duly authorized; (iv) keep a register of the address of each Member as may be furnished to the Secretary by such Member; (v) sign with the President, or a Vice President, any certificates for Interest or Units in the Company, the issuance of which shall have been authorized by resolution of the Board; (vi) maintain and have general charge of any Interest or Unit transfer books of the Company; (vii) attest the signature or certify the incumbency or signature of any officer of the Company; and (viii) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him or her by the President or by the Board. The Secretary shall give notice of all meetings of the Members or the Board.

        (iv)   Assistant Secretaries. In the absence of the Secretary or in the event of his or her death or inability or refusal to act, the Assistant Secretaries (if any) in the order of their length of service as Assistant Secretary, unless otherwise determined by the Board, shall perform the duties of the Secretary, and when so acting shall have all the powers of and be subject to all the restrictions upon the Secretary. An Assistant Secretary shall perform such other duties as may be assigned by the Secretary, by the President, or by the Board.

        (v)   Treasurer. The Treasurer shall manage and oversee all funds and securities of the Company, including cash, short-term investments and money market funds, maintain appropriate accounting records as required by law, and in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the President, by the Board, or by or under this Article.

        (v)   Assistant Treasurers. In the absence of the Treasurer or in the event of his or her death or inability or refusal to act, the Assistant Treasurers (if any) in the order of their length of service as such, unless otherwise determined by the Board, shall perform the duties of the Treasurer, and when so acting shall have all the powers of and be subject to all the restrictions upon the Treasurer. An Assistant Treasurer shall perform such other duties as may be assigned by the Secretary, by the President, or by the Board.

        (vii)   Other Officers. Such other officers may be appointed by the Board with such duties and responsibilities to the Company as may be assigned by the Board.

        (g)   Delegation of Duties of Officers. In case of the absence of any officer of the Company or for any other reason that the Board may deem sufficient, the Board may delegate the powers or duties of such officer to any other officer or to any Representative for the time being.

        (h)   Bonds. The Board may, by resolution, require any or all officers, agents or employees of the Company to give bond to the Company, with sufficient sureties, conditioned on the faithful performance of the duties of their offices or positions, and to comply with such other conditions as may from time to time be required by the Board.

     5.06   Delegation of Authority. In addition to the authority and duties delegated to the officers pursuant to Section 5.05, the Board may, from time to time, delegate to one or more Persons (including any Representative, officer, employee or other agent of the Company and including through the creation and establishment of one or more committees) such authority and duties as the Board may deem advisable. In addition, the Board may assign titles (including, without limitation, manager, chairman, chief executive officer, chief operating officer, president, principal, vice president, secretary, assistant secretary, treasurer, or assistant treasurer) and delegate certain authority and duties to such Persons. Any number of titles may be held by the same Representative or other Person. Any delegation pursuant to this Section 5.06 may be revoked at any time by the Board in its sole discretion.

5.07   Contracts, Loans, Checks and Deposits.

(a)   Execution of Contracts and Instruments. Any instrument regarding a matter approved by the Board or the Members, as appropriate, in accordance with this Article V may be executed and delivered on behalf of the Company by any Representative, officer or agent to whom such signatory authority has been delegated, including any deed, deed of trust, note or other evidence of indebtedness, lease agreement, security agreement, financing statement, contract of sale, or other instrument purporting to convey or encumber, in whole or in part, any or all of the assets of the Company, at any time held in its name, or any receipt or compromise or settlement agreement with respect to the accounts receivable and claims of the Company; no other signature shall be required for any such instrument to be valid, binding, and enforceable against the Company in accordance with its terms. The Board may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Company, and such authority may be general or confined to specific instances. Any resolution of the Board authorizing the execution of documents by the proper officers of the Company or by the officers generally will be deemed to authorize such execution by the Chairman of the Board, the President, any Vice President, or the Treasurer, or any other officer if such execution is generally within the scope of the duties of his or her office. No Representative, however, will have the authority to bind the Company, unless such authority has been granted to such Representative by the Board. The Board may by resolution authorize such execution by means of one or more facsimile signatures.

(b)   Loans. No loans may be contracted on behalf of the Company and no evidence of indebtedness may be issued in the Company's name unless authorized by a resolution or other approval of the Board or Members, in accordance with this Agreement. Such authority may be general or confined to specific instances.

(c)   Checks and Drafts. All checks, drafts or other orders for the payment of money issued in the name of the Company shall be signed by such officer or officers, or agent or agents, of the Company and in such manner as from time to time may be determined by resolution of the Board.

(d)   Deposits. All funds of the Company not otherwise employed shall be deposited from time to time to the credit of the Company in such depositories as the Board may select or authorize.

5.08   Limitation on Liability.

(a)   Except as otherwise provided herein or in an agreement entered into by such Person and the Company, no Representative will be liable to the Company or to any Member for any act or omission performed or omitted by such Person in his or her capacity as a member of the Board pursuant to authority granted to such Person by this Agreement; provided, however, that, except as otherwise provided herein or in an agreement entered into by such

Person and the Company, such limitation of liability will not apply to the extent the act or omission was attributable to such Person's gross negligence, willful misconduct or knowing violation of law. The Board may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and no Representative or any of such Representative's Affiliates will be responsible for any misconduct or negligence on the part of any such agent appointed by the Board (so long as such agent was selected in good faith and with reasonable care). The Board will be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any act of or failure to act by the Board in good-faith reliance on such advice will in no event subject the Board or any Representative thereof to liability to the Company or any Member.

(b)   Whenever in this Agreement or any other agreement contemplated herein, the Board is permitted or required to take any action or to make a decision in its "sole discretion" or "discretion," with "complete discretion" or under a grant of similar authority or latitude, the Board and each Representative shall be entitled to consider such interests and factors as it desires.

(c)   Whenever in this Agreement or any other agreement contemplated herein the Board is permitted or required to take any action or to make a decision in its "good faith" or under another express standard, the Board shall act under such express standard and, to the extent permitted by applicable law, shall not be subject to any other or different standards imposed by this Agreement or any other agreement contemplated herein, and, notwithstanding anything contained herein to the contrary, so long as the Board acts in good faith, the resolution, action, or terms so made, taken, or provided by the Board will not constitute a breach of this Agreement or any other agreement contemplated herein or impose liability upon the Board, any Representative, or any of such Representative's Affiliates.

ARTICLE VI

ACTIONS OF THE MEMBERS

6.01   <u>Meetings and Actions of Members</u>. There are no required meetings of the Members, whether annually or otherwise. Any actions taken by the Members, including the removal of a Representative and the election of a successor Representative, shall be in accordance with the affirmative vote or written consent of the Members holding the requisite percentage of Units necessary to take such action. Unless action by Members holding a different percentage of Units is specifically required in this Agreement or in the Act, all actions taken by the Members shall be in accordance with the decision of Members constituting a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class. A Member's consent hereunder may be provided in electronic form and may be delivered by electronic mail or other electronic means. Any reasonable manifestation of a Member's assent shall be considered such Member's "written consent" for this purpose. The voting requirements for action by the Members set forth in this Section 6.01, Section 5.01(b), and other Sections of this Agreement are intended to override, to the greatest extent permitted under applicable law, the default provisions regarding voting and approval by the Members contained in the Act, including, without limitation, voting and approval provisions contained in Article 9 and section 57D-3-03 of the Act.

ARTICLE VII

LIMITATION OF LIABILITY AND INDEMNIFICATION OF REPRESENTATIVES AND MEMBERS

7.01   Limitation of Liability. No Member or Representative shall be liable for the debts, obligations, and liabilities of the Company beyond, in the case of the Member, the Capital Contributions the Member has made or agreed to make in writing as required under Section 3.01. No Member or Representative of the Company shall be liable to the Company or its Members for monetary damages for an act or omission in such Person's capacity as a Member or Representative, except as provided in the Act in the case of (i) a Representative for any liability or damages therefor arising by reason of the failure of the Representative to comply with the duties and standards of conduct set forth under section 57D-3-21 of the Act, as modified or eliminated by this Agreement, or as otherwise imposed by the Act or other applicable law; or (ii) a Representative, or a Member in the circumstances provided in section 57D-4-06(b)(2) of the Act, for distributions in violation of the Act or this Agreement. If the Act is amended to authorize action further eliminating or limiting the liability of the Representatives and Members, then the liability of the Representatives or Members of the Company will be eliminated or limited to the fullest extent permitted by the Act as so amended. Any repeal or modification of this Section shall not adversely affect the right or protection of a Representative or Member existing at the time of such repeal or modification.

7.02   Reimbursements; Indemnification. As long as incurred in a manner that conforms with the provisions of this Agreement and the Act, each Member and Representative shall be reimbursed by the Company for his, her, or its reasonable costs and expenses incurred or advanced in good faith in the ordinary course, and on behalf, of the Company's business or for the formation and organization of the Company (including, but not limited to, reasonable legal, accounting, filing, and other fees), even if incurred prior to the date of formation of the Company or execution of this Agreement. The Company shall indemnify the Representatives and Members to the fullest extent permitted or required by the Act, as amended from time to time; provided, however, that no Member or other holder of Units is to be reimbursed or indemnified by the Company for any federal, state or local income, estate, gift or other taxes imposed on the holder or its ultimate owners by reason of (i) such holder's having, selling or otherwise transferring any Units or Interest in the Company or (ii) allocation of income or gain from the Company or the Company's being treated as a flow-through entity, and not a separate taxable entity, for purposes of income tax laws. The Company may advance expenses to be incurred by a Representative or Member upon application therefor and the receipt by the Company of an agreement by the Representative or Member to repay the Company for such advances, if the Representative or Member receiving such advances is found by a court of competent jurisdiction, upon entry of a final judgment, to have violated any of the exceptions to limitation of liability or indemnification contained in Section 7.01, in this Section 7.02 or in the Act, which shall be deemed to preclude indemnification. The Company may also indemnify its employees and other representatives or agents up to the fullest extent permitted under the Act or other applicable law. Any promissory note executed by or in connection with a request for indemnification shall be deemed paid and satisfied in full if it is ultimately determined that such Person is entitled to be indemnified by the Company against such expenses. Notwithstanding the foregoing, except as otherwise specifically approved by a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class, the indemnity provided in this Section will be operative only (i) in the context of third-party suits or claims, and not in connection with demands, claims, suits, actions or proceedings either (A) initiated by any Member or any Affiliate thereof against another Member or any Affiliate, or (B) between the Company and a Member or Representative, and (ii) with respect to courses of action or inaction of the party seeking indemnification that did not constitute gross negligence, fraud, willful misconduct, malfeasance, breach of such party's fiduciary duty (if any), or material breach of any representation, warranty, covenant or agreement set forth in this Agreement.

7.03   Other Rights. The indemnification provided by this Agreement shall: (i) be deemed exclusive of any other rights to which a Person seeking indemnification may be entitled under any statute, agreement, vote of Members or disinterested Representatives, or otherwise, both as to action in official capacities and as to action in another capacity while holding such office; (ii) continue as to a Person who ceases to be a Representative or Member; (iii) inure to the benefit of the estate, heirs, executors, administrators, or other successors of an indemnitee; and (iv) not be deemed to create any rights for the benefit of any other Person.

7.04   Fiduciary Duties and Obligations. Except to the extent required by the Act, no Member will have fiduciary duties of loyalty or otherwise with respect to the Company. Notwithstanding the foregoing, (i) the Representatives shall be subject to the fiduciary duties set forth in the Act and under Section 55-8-30 of the North Carolina Business Corporation Act (the "NCBCA") (and, if there are any conflicts between the fiduciary duties set forth in the Act and those contained in the NCBCA, the fiduciary duties set forth in the NCBCA shall prevail), and (ii) all officers of the Company shall owe to the Company duties of loyalty and due care of the type owed by the officers of a corporation to such corporation and its shareholders under the NCBCA.

ARTICLE VIII

TRANSFERABILITY OF INTEREST OR UNITS

8.01   Transferability of Interest or Units. The term "transfer" when used in this Agreement with respect to an Interest or Unit includes a sale, assignment, gift, exchange, or other disposition. A Member shall not at any time transfer any of his, her, or its Interest or Units except in accordance with the conditions and limitations set out in this Article VIII. Any transferee of Units by any means will have only the rights, powers, and privileges set out in Section 8.03 or otherwise provided by law and will not become a Member of the Company except as provided in this Article VIII.

8.02   Restrictions on Transfers of Units.

(a)   In General; Related Transfers. If any holder of Units desires to transfer all or any part of his, her, or its Units, such holder of Units (the "Transferor") must give all of the

Class A Members and Class B Members written notice of such intent (the "Notice"). The Notice must be given thirty (30) days prior to the proposed transfer. The Notice shall contain a description of all of the terms and conditions under which the proposed transfer would take place, including the proposed transferee and any purchase consideration and payment terms. If the proposed transfer is to an Affiliate or relative of the Transferor and no consideration in cash or other property will be paid or provided in exchange for the transfer of Units (a "Related Transfer"), the proposed transfer may take place upon (i) the approval thereof by the Board, all in the sole discretion of the Representatives, and (ii) satisfaction of the requirements of Section 8.02(d) below. In any circumstance other than a Related Transfer, the remaining provisions of this Section 8.02 shall apply to the proposed transfer.

(b)   First Refusal Rights. Except as may be otherwise determined by the Board, a Notice (other than with respect to a Related Transfer) shall constitute an offer to sell the Transferor's Units in the Company first to the Company and then to the remaining Class A Members and Class B Members (each, a "ROFR Member" and together, the "ROFR Members") on terms and conditions equal to the terms and conditions described in the Notice; provided, however, that if such terms and conditions require the payment or performance of noncash consideration, the Company and purchasing ROFR Members shall be entitled to satisfy such payment or performance terms by instead tendering payment of the cash equivalent of such noncash consideration. This offer may be accepted by the Company upon the consent of the Board, with the Company giving the Transferor written notice of such acceptance within thirty (30) days of the receipt of such Notice (the "First Transfer Option Period"). If the Company does not accept such offer by acquiring all of the Units described in the Notice, then the Company shall, within five (5) days of the end of the First Transfer Option Period, provide the remaining ROFR Members with written notice of its decision not to accept such offer (in full or in part) (the "ROFR Member Notice") and any Units not so acquired by the Company shall be offered to the remaining ROFR Members in proportion to their respective numbers of Units, regardless of Class (except as otherwise agreed by all of the accepting ROFR Members), with an accepting ROFR Member's giving the Transferor written notice of such acceptance, with a copy to the Board, within fifteen (15) days after the expiration of the First Transfer Option Period (the "Second Transfer Option Period"). If one or more of such remaining ROFR Members signify their intention to accept such offer, and any other ROFR Members fail or decline to accept such offer, then (i) the Board, promptly after the expiration of the Second Transfer Option Period but in no event later than ten (10) days thereafter, shall give written notice to each of the accepting ROFR Members (the "Participating Members") of (A) the name of each accepting ROFR Member, (B) the number of Units that each accepting ROFR Member has agreed to purchase, and (C) the number of offered Units not accepted by any ROFR Member; and (ii) each of the Participating Members shall have the option to purchase all of such unaccepted Units from the Transferor for a period of thirty (30) days after the expiration of the Second Transfer Option Period, in the proportion that the number of Units then owned by each Participating Member bears to all of the Units owned by such Participating Members, regardless of Class, unless otherwise mutually agreed among all Participating Members.

(c)   Transfer to Third Party. If the Company or one or more of the ROFR Members do not accept such offer to purchase all of the offered Units within the relevant option periods described above, or if the purchase consideration for all of the offered Units is not tendered to the Transferor within forty (40) days after the expiration of the relevant option periods described above, the Transferor may transfer his, her, or its Units subject to the remaining provisions of this Section 8.02; provided, however, the Transferor may not transfer his, her, or its Units to the proposed transferee at a price or upon payment terms or conditions more favorable than originally offered to the remaining ROFR Members without first offering to the remaining ROFR Members, in writing in accordance with the above provisions of Section 8.02(b), the more favorable terms and conditions.

(d)   Transfer Requirements. All or any part of the Units owned by a holder of Units may be transferred under this Section 8.02 only upon (i) satisfaction of the foregoing provisions of this Section 8.02; (ii) submission to the Company of (A) written acceptance by the transferee, in a form reasonably satisfactory to the Board, of all of the terms and conditions of this Agreement and (B) documentation, in a form reasonably acceptable to the Board, that evidences the transfer of such Units to the transferee; (iii) provision to the Company of the transferee's name, address, taxpayer identification number, and any other information about the transferee required for the Company's tax or other filings that the Board may reasonably request; and (iv) the written approval of the Board, which approval shall not be unreasonably withheld, except that the Board may condition any such approval on the Company's receipt of, or withhold any such approval until the Company has received, an opinion of counsel, reasonably satisfactory in form, substance and identity of counsel to Board, stating, except to the extent waived by the Board, that (A) neither the offering nor the proposed sale of the Units will violate any federal or applicable state securities law, (B) if the Company is classified as a partnership for purposes of federal income taxation immediately before the proposed transfer of Units, neither such offering nor the proposed sale will adversely affect the Company's treatment as a partnership for federal income tax purposes or will result in a "termination" of the Company within the meaning of Code section 708(b) that has a material adverse effect on the Company or the other Members, and (C) the proposed transferee is not a nonresident alien, a Person other than a "United States person" (as defined in section 7701(a)(30) of the Code), or a Person with respect to which the Company would have withholding obligations under Chapter 3 of the Code (sections 1441 through 1464 thereof).

(e)   Other Transfers Void. Any attempted transfer of Units that does not comply with the provisions of this Section 8.02 shall be void *ab initio* and shall not be recognized by the Company for any purpose.

8.03   Rights of Transferees; Admission of Transferees. Unless and until admitted as a Member of the Company in accordance with this Section 8.03, a transferee of Units shall not be entitled to any rights, powers, or privileges of a Member, and the transferee shall be treated as an economic interest owner (within the meaning of the Act) and entitled only to receive the distributions and allocations of income, gains, expenses, and losses to which the transferor would be entitled but for the transfer of the Units, subject to all terms and conditions of this Agreement. A transferee of Units may be admitted as a Member of the Company only upon obtaining and providing to the Board (in the Board's role on behalf of the Company) (i) the written consent of the Board, which consent may be granted or denied in the Representatives' sole and absolute discretion, (ii) the transferee's agreement in writing, in a form reasonably acceptable to the Board, to be bound by all of the terms and conditions of this Agreement, and (iii) the transferee's name, address, taxpayer identification number, and any other information about the transferee required for the Company's tax or other filings that the Board may reasonably request.

8.04   Issuance of New Units. In addition to the Units and Capital Contributions specifically set forth in this Agreement, the Company may issue additional Units or Interests to one or more other Persons in exchange for additional Capital Contributions to the Company. Such additional Units or Interests may be issued in exchange for such amount of Capital Contributions per Unit, and under such other terms and conditions, as may be determined and approved by the Board. Upon the issuance of additional Units in accordance with this Section 8.04, any Person to which such Units were issued shall become a Member of the Company upon (i) the acceptance of all of the terms and conditions of this Agreement, (ii) the making of or agreement to make the Capital Contributions as may be required in exchange for such Units, and (iii) the satisfaction of any other terms and conditions, all as may be determined by or acceptable to the Board. Upon the Company's issuance of additional Units in accordance with this Section 8.04, Exhibit B of this Agreement shall be amended by the Board (without requiring the approval of any Members) to reflect the names, addresses, and number of Units of all holders of Units after taking into account the additional issuance of Units.

8.05   Drag-Along Rights.

(a)   From and after the time (if any) when the Board, upon the determination of a Majority in Interest of the Class A Members and Class W-1 Members, voting together as a single Class, has informed each of the Members that such a Majority in Interest of the Class A Members and Class W-1 Members desires to effectuate a sale or exchange of all of the Company's Units (a "Units Sale"), the Company and each Member shall (i) cooperate in good faith to effectuate such Units Sale, and (ii) consent to and raise no objections against, and take all necessary or desirable actions in connection with, the consummation of such Units Sale, including those reasonably requested by the Board. The drag-along rights set forth in this Section 8.05 will apply to a Units Sale only if (i) such sale is to be made only pursuant to a definitive purchase and sale agreement or similar agreement setting forth all of the material terms and conditions relative to such Units Sale, (ii) the Board delivers a copy of such agreement to all of the Members in accordance with Section 10.11 at least ten (10) days before the closing or other consummation of such Units Sale, and (iii) such Units Sale is an arm's-length transaction with a primary buyer that is not an Affiliate of any Representative or any Member owning a Majority in Interest of the Class A Units, except that the conditions and restrictions in this clause (iii) shall not be applicable to any Units Sale whose terms are approved by a Majority in Interest of the Class A Members and Class W-1 Members, voting together as a single Class, that are not Affiliates of such Representative or such Member owning a Majority in Interest of the Class A Units. Without limiting the generality of the foregoing, subject to the terms set forth in this Section 8.05, each Member hereby waives any dissenter's rights, appraisal rights, or similar rights in connection with such Units Sale, and each Member agrees to sell or exchange any or all of his, her or its Units on the terms and conditions approved by a Majority in Interest of the Class A Members and Class W-1 Members, voting together as a single Class (including the making of all required customary representations, warranties, covenants, indemnities and agreements). Further, each Member agrees to and shall, in connection with such Units Sale, sell, assign, transfer and convey his, her, or its Units free and clear of any and all liens and encumbrances.

(b)   In connection with any Units Sale pursuant to this Section 8.05, each Member shall receive the same form of consideration and the same portion of the aggregate consideration as such Member would have received if the aggregate consideration paid by the buyer in connection with such Units Sale (the "Aggregate Consideration") had been paid directly to the Company and then distributed by the Company pursuant to Section 9.03 determined as of the consummation of the Units Sale (after giving effect to any transfer taxes payable in connection with such Units Sale, the amount of which will be paid directly by the Person(s) owing such taxes). Each Member shall take all necessary or desirable actions in connection with the receipt of the Aggregate Consideration from such Units Sale as is requested by a Majority in Interest of the Class A Members and Class W-1 Members, voting together as a single Class, to effectuate the foregoing (including the making of all required customary representations, warranties, covenants and indemnities).

(c)   The Company shall pay the costs of any sale of Units pursuant to a Units Sale to the extent such costs are incurred for the benefit of all Members and are not otherwise paid by the acquiring party, including, in any event, the reasonable fees and disbursements of one counsel selected by the Board to represent the Members and the Company. To the extent the Company does not have sufficient available cash to pay all such costs and the acquiring party does not pay such costs, the Board may cause such excess costs to be funded by withholding a proportionate amount of the consideration to be received by each Member from the Units Sale, with each Member's share of such withholding to be determined as if such costs were an expense of the Company in connection with a distribution pursuant to Section 9.03. Costs incurred by any Member on his, her, or its own behalf will not be considered costs of a Units Sale under this Section 8.05(c).

8.06   Repurchase Option for Certain Units. Notwithstanding any other provision herein to the contrary, the Class W Units of the Company may be issued pursuant to restricted equity award agreements between the Company and the recipient of such Units, that provide for limitations on the transferability of such Units and give the Company the right to repurchase such Units in the event of the termination of the purchaser's employment or other service-provider relationship with the Company for any reason, whether with or without cause, and including by reason of death or disability. Transfer limitations and terms of any such repurchase option and the vesting schedule for the Units issued thereunder may be as set forth in the individual restricted equity award agreements, as approved by the Board, as long as such terms do not provide for payment by the Company for any Class W Unit of any amounts in excess of the fair market value of the Class W Unit or the amount to which the Class W Unit would be entitled upon a dissolution of the Company and liquidation of its assets at the time in accordance with Section 9.03.

ARTICLE IX

DISSOLUTION AND TERMINATION

9.01   Dissolution Events.

(a)   The Company shall be dissolved upon the first to occur of the following events (a "Dissolution Event"):

(i)   if the Company's Articles of Organization are subsequently amended to provide for a definite period of duration for the Company's existence, the close of business on the last day of such period;

(ii)   the written consent of a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class, to dissolve the Company, as provided in Section 5.01(b);

(iii)   the sale or other disposition of all or substantially all of the Company's assets, except upon a determination at such time by a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class, for the Company not to dissolve;

(iv)   the happening of any event upon which a Member ceases (as defined in the Act) to be a member of the Company, if the Company no longer has any other Members; provided, however, that the Company shall not be dissolved upon the cessation of membership of its last Member if, within ninety (90) days of the event of cessation of membership of its last Member, the assignee or the fiduciary of such Member agrees in writing that the business of the Company may be continued until the admission of the assignee or fiduciary of the estate or its designee to the Company as a Member, effective as of the occurrence of the event that causes the cessation of membership of the last Member; or

(v)   the entry of a decree of judicial dissolution under the Act.

Notwithstanding any provision of the Act, the Company shall not dissolve prior to the occurrence of a Dissolution Event as set forth above.

(b)   Upon the dissolution of the Company, the business and affairs of the Company shall terminate and be wound up, and the assets of the Company shall be liquidated under this Article IX. Dissolution of the Company shall be effective as of the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until there has been a complete winding up and liquidation of the Company's business and affairs, and the assets of the Company have been distributed as provided in Section 9.03. Upon dissolution of the Company, the Board may cause any part or all of the assets of the Company to be sold in such manner as the Board shall determine in an effort to obtain the best prices for such assets; provided, however, that the Board may, in its discretion, distribute assets of the Company in kind to the Members to the extent practicable.

9.02   Articles of Dissolution. In connection with a Dissolution Event and the commencement of winding up of the Company, the Board (or such other Person or Persons as the Act may require or permit) shall file Articles of Dissolution with the Secretary of State of North Carolina as may be required under the Act. In addition, at that time or such other time or times as may be required in connection with the Company's dissolution and winding up, the Board (or such other Person or Persons as may be responsible for the Company's liquidation) shall make any other filings, cancel any other filings that are required to, or should, be canceled, and take such other actions as may be necessary to wind up and liquidate the Company. The Company will be deemed to continue in existence for all purposes of this Agreement until its liquidation is completed pursuant to this Section 9.02. On completion of the distribution of the Company's assets as provided in this Article IX, the liquidation of the Company shall be completed (and the Company shall not be liquidated prior to such time).

9.03   Liquidation Priorities. In settling accounts after dissolution of the Company, the assets of the Company shall be paid in the following order and priority:

(a)   first, to the creditors of the Company, in the order of priority as provided by law, excluding to Members with respect to their Units or Capital Contributions, but including Members on account of any loans made to, or other debts owed to them by, the Company;

(b)   next, to the Members and any other Persons recognized under this Agreement as an owner of Units in accordance with the positive balances in their Capital Accounts, after giving effect to all Capital Contributions, prior distributions, and allocations of income, gain, loss, or deduction for all periods (including allocations in connection with the Company's dissolution and liquidation); provided, however, that if such Capital Account balances (after making all adjustments required under the immediately preceding clause) exceed the amount available to be distributed under this Section 9.03(b), distributions under this Section 9.03(b) shall be made among the holders of Units in the following priority:

(i)   first, to the holders of any Class A Units or Class B Units for which there is any amount of Unreturned A/B Capital Contributions, pro rata in proportion to, and to the extent of, and, their Class A Units' or Class B Units' amounts of Unreturned A/B Capital Contributions until all such amounts have been reduced to zero;

(ii)   second, to the holders of the Preferred Return Units, and pro rata among them in accordance with their respective numbers of such Units (regardless of Class), in an aggregate amount equal to the excess, if any, of (A) the First Preferred Return amount, over (B) the sum of all distributions previously made under this clause (ii) or under Section 4.02(a)(ii) (including Tax Distributions pursuant to Section 4.02(b) that are treated as a prepayment of distributions to be made under Section 4.02(a)(ii));

(iii)   third, to the holders of any Class CF Units for which there is any amount of Unreturned CF Capital Contributions, pro rata in proportion to, and to the extent of, and, their Class CF Units' amounts of Unreturned CF Capital Contributions until all such amounts have been reduced to zero;

(iv)   fourth, to the holders of the Preferred Return Units, and pro rata among them in accordance with their respective numbers of such Units (regardless of Class), in an aggregate amount equal to the excess, if any, of (A) the Second Preferred Return amount, over (B) the sum of all distributions previously made under this clause (iv) or under Section 4.02(a)(iv) (including Tax Distributions pursuant to Section 4.02(b) that are treated as a prepayment of distributions to be made under Section 4.02(a)(iv)); and

(v)   last, any remaining amounts shall be distributed to and among all holders of Units in proportion to their remaining Capital Account balances, after giving effect to all of the distributions under the foregoing clauses of this proviso; and

(c)   the balance, if any, to the Members and other Persons recognized under this Agreement as an owner of Units, in proportion to their numbers of Units, regardless of Class.

Notwithstanding the foregoing provisions of this Section 9.03, amounts that would otherwise be distributed to any Class W Unit shall be reduced by an amount equal to its remaining unsatisfied Distribution Threshold for such Class W Unit, and the amount by which the distribution to such Class W Unit is reduced shall instead be distributed (subject again to the application of this sentence with respect to Class W Units that have an unsatisfied Distribution Threshold amount) to the holders of Units as provided in the foregoing provisions of this Section 9.03. Notwithstanding the foregoing, any amount redistributed with respect to a Class W Unit as provided in the preceding sentence shall be redistributed only among (i) those Units that were not issued as a Class W Units and (ii) those Class W Units that were have no remaining unsatisfied Distribution Threshold.

Distributions upon liquidation of the Company (or any Member's Interest in the Company) and related adjustments shall be made by the end of the taxable year of the liquidation (or, if later, within ninety (90) days after the date of such liquidation) or at such other time as may be permitted by the Regulations. Notwithstanding anything to this Agreement to the contrary, distributions to holders of Class W Units pursuant to Section 9.03(b) above may be modified by the Board to the extent necessary, in the reasonable discretion of the Board after consultation with the Company's tax advisors, in order to cause such distributions and permit the Class W Units to comply with the requirements of Section 2.09.

9.04   Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 9.03 in order to minimize any losses otherwise attendant upon such winding up and liquidation. The Company shall set aside adequate reserves to discharge all costs, expenses, and liabilities theretofore incurred or for which the Company has committed prior to the date of termination so that all distributions in kind to Members or other holders of Units will be free and clear of such costs, expenses, and liabilities. The distribution of cash and/or property to a Member or other holder of Units in accordance with the provisions of Section 9.03 constitutes a complete return to the Members or other holders of Units of their Capital Contributions and a complete distribution to the Members or other holders of Units of and with respect to their Interest and all the

Company's property. To the extent that a Member or other holder of Units returns funds to the Company, it has no claim against any other Member or other holder of Units for those funds.

9.05 <u>Withdrawal</u>. Except as otherwise provided in this Agreement, no Member or other holder of Units shall at any time retire or withdraw from the Company or withdraw any amount out of his, her, or its Capital Account or share of the Company's profits, income, or property. Any Member or other holder of Units that attempts to retire or withdraw in contravention of this Section 9.05 shall indemnify, defend, and hold harmless the Company and all other Members (other than a Member who is, at the time of such attempted retirement or withdrawal, in default under this Agreement) from and against any losses, expenses, judgments, fines, settlements, or damages suffered or incurred by the Company or any such other Member arising out of, or resulting from, such attempted retirement or withdrawal.

9.06 <u>No Deficit Restoration Obligation</u>. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Regulations section 1.704-1(b)(2)(ii)(g), if any Member has a deficit Capital Account balance (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all fiscal years, including the fiscal year in which the liquidation occurs), such Member shall not have any obligation to make any Capital Contribution to the Company, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

9.07 <u>Return of Capital Contributions Nonrecourse to Other Members</u>. Except as provided by law or as expressly provided in this Agreement, upon dissolution each Member or other holder of Units may look solely to the assets of the Company for the return of any Capital Contribution with respect to his, her, or its Units. If the Company's property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contributions to one or more Members or other holders of Units, such Members or other holders of Units shall not have any recourse against any other Member or Representative except as otherwise provided in Section 7.01.

ARTICLE X

MISCELLANEOUS

10.01 <u>Amendment</u>. Except as otherwise specifically provided in this Agreement, this Agreement may be amended in whole or in part only upon the written consent of a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class; <u>provided</u>, <u>however</u>, that (i) any modifications or amendments that materially increase any Member's obligations under this Agreement beyond the obligations the Member would have without such amendment will not be effective against any adversely affected Member without such Member's written consent; and (ii) any provision requiring the consent of a specified level or group of Members may not be amended to a lesser voting or consent requirement without the consent of the specified level or group of the Members.

10.02 <u>Severability</u>. Each provision of this Agreement is intended to be severable. If any term or provision of this Agreement or the application thereof to any Person or circumstance is held to be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other Persons or circumstances shall not be affected thereby, and the intent of this Agreement shall be enforced to the greatest extent permitted by law.

10.03   North Carolina Law. The substantive laws of the State of North Carolina govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of North Carolina or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of North Carolina.

10.04   Integrated Agreement. This Agreement supersedes any and all prior agreements or dealings between the parties hereto and their agents, employees, or officers with respect to the subject matter hereof (except as contained in any other agreements contemplated herein). This Agreement constitutes the entire understanding and agreement among the parties hereto with respect to the subject matter hereof, and there are no agreements, understandings, restrictions, representations, or warranties among the parties other than those set forth or provided for herein.

10.05   Creditors. None of the provisions of this Agreement are for the benefit of or may be enforceable by any creditors of the Company or of any of its Affiliates, and no creditor that makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time, as a result of making the loan, any direct or indirect interest in Company profits, losses, gains, distributions, capital, or property other than as a secured creditor or unsecured creditor, as the case may be.

10.06   Gender. Unless the context clearly indicates otherwise, the masculine, feminine, and neuter genders will be deemed to be interchangeable, and the singular includes the plural and *vice versa*.

10.07   Waiver. No consent or waiver, express or implied, by the Company, any Representative, or any Member to or for any breach or default by the Company, any Representative, or any other Member in the performance by the Company, any Representative, or such other Member of his, her, or its obligations under this Agreement may be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by the Company, any Representative, or such other Member of the same or any other obligations of the Company, the Representative, or such other Member under this Agreement. Failure on the part of the Company, any Representative, or any Member to complain of any act or failure to act of the Company, any Representative, or any of the other Members or to declare the Company, any Representative, or any of the other Members in default, regardless of how long such failure continues, will not constitute a waiver by the Company, a Representative, or such Member of his, her, or its rights hereunder.

10.08   Binding Agreement. Subject to the restrictions on transferability set forth in this Agreement, this Agreement inures to the benefit of and is binding upon the Members and their legal representatives, successors, and assigns.

10.09 <u>Captions</u>. Captions are included solely for convenience of reference; if there is any conflict between captions and the text of this Agreement, the text shall control.

10.10 <u>Counterparts; Delivery by Facsimile</u>. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All counterparts are to be construed together and shall constitute one Agreement. This Agreement and any signed agreement or instrument entered into in connection with this Agreement or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto agrees to, and must, re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument may raise the use of a facsimile machine to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine as a defense to the formation of a contract, and each such party forever waives any such defense.

10.11 <u>Notice</u>.

(a) All notices, demands, requests, or consents provided for or permitted to be given pursuant to this Agreement must be in writing, and electronic communications shall be considered to be in writing for this purpose.

(b) All notices, demands, requests, and consents to be sent pursuant to this Agreement to a Representative, a Member, or another Person recognized hereunder as a holder of Units will be deemed to have been properly given or served if addressed to such Person at the Person's address as it appears on the Company records and (i) personally delivered, (ii) deposited for next day delivery by Federal Express or other similar overnight courier service, (iii) deposited in the United States mail, prepaid, and registered or certified with return receipt requested, (iv) transmitted via telecopier or other similar device to the attention of such Person with receipt acknowledged, or (v) transmitted via electronic mail or other electronic means to the attention of such Person. If not otherwise specified herein, all notices to be sent to the Company must be sent in care of any Representative.

(c) All notices, demands, and requests so given will be deemed to be received: (i) when actually received, if personally delivered, deposited for next day delivery with an overnight courier, telecopied, or transmitted via electronic mail or other electronic means, or (ii) as indicated upon the return receipt if deposited in the United States mail.

(d) Each Representative, Member, and other Person recognized hereunder as a holder of Units has the right from time to time, and at any time during the term of this Agreement, to change his, her, or its address for notice by delivering to the other parties written notice of such change in the manner prescribed in Section 10.11(b).

(e)   All distributions to any Member or other Person recognized hereunder as a holder of Units are to be made at the address to which notices are sent unless otherwise specified in writing by any such Member or other holder of Units.

10.12   <u>Member Representations and Agreements</u>. Notwithstanding anything contained in this Agreement to the contrary, each Member hereby represents and warrants to the Company, the Representatives, and to each other that: (a) the Units of such Member are acquired for investment purposes only, for the Member's own account, and not with a view to or in connection with any distribution, reoffer, resale, or other disposition not in compliance with the Securities Act and applicable state securities laws; (b) such Member (i) is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, and/or (ii) either alone or together with the Member's representatives, possesses such expertise, knowledge, and sophistication in financial and business matters generally, and in the type of transactions in which the Company proposes to engage in particular, that the Member is capable of evaluating the merits and economic risks of acquiring and holding the Units and is able to bear all such economic risks now and in the future; (c) such Member has had access to all of the information with respect to the Units acquired by the Member under this Agreement that the Member deems necessary to make a complete evaluation thereof and has had the opportunity to question the other Members and the Board concerning such Units; (d) such Member's decision to acquire the Units for investment has been based solely upon the evaluation made by the Member; (e) such Member is aware that the Member must bear the economic risk of an investment in the Company for an indefinite period of time because Units in the Company have not been registered under the Securities Act or under the securities laws of the various states and, therefore, cannot be sold unless such Units are subsequently registered under the Securities Act and any applicable state securities laws or an exemption from registration is available; (f) such Member is aware that only the Company may take action to register Units and that the Company is under no such obligation and does not propose to attempt to do so; (g) such Member is aware that this Agreement provides restrictions on the ability of a Member to sell, transfer, assign, mortgage, hypothecate, or otherwise encumber the Member's Units; (h) such Member agrees that the Member will truthfully and completely answer all questions and make all covenants that the Company or the Board may, contemporaneously or hereafter, ask or demand for the purpose of establishing compliance with the Securities Act and applicable state securities laws; and (i) if that Member is an Entity, it is duly organized, validly existing, and in good standing under the laws of its state of organization, and it has full organizational power and authority to execute and agree to this Agreement and to perform its obligations hereunder.

10.13 <u>Legal Counsel</u>. This Agreement was prepared by Wyrick Robbins Yates & Ponton LLP (the "<u>Firm</u>"), which is counsel for the Company and its Affiliates. Each Member acknowledges that the Firm was counsel solely to the Company and its Affiliates, and not to any Member, and that each Member had the opportunity to consult his, her, or its own counsel prior to signing this Agreement. Each Member acknowledges and agrees that the Firm representing the Company and its Affiliates does not represent and will not be deemed under the applicable codes of professional responsibility to have represented or to be representing any or all of the Members in any respect.

SIGNATURES BEGIN ON THE NEXT PAGE

IN WITNESS WHEREOF, the undersigned have executed, or caused to be executed on their behalf, and delivered this Amended and Restated Operating Agreement of Lonerider Spirits, LLC as of the date first above written; do hereby agree that any of the officers of the Company identified pursuant to Section 5.05 above is hereby authorized to execute and deliver this Agreement on behalf of the Company; and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

COMPANY:

LONERIDER SPIRITS, LLC

DocuSigned by:

By: Christopher Mielke

632075CBF054411...

Chris Mielke, President

CLASS A MEMBERS:

____

Sumit Vohra

____

Mihir Patel

IN WITNESS WHEREOF, the undersigned have executed, or caused to be executed on their behalf, and delivered this Amended and Restated Operating Agreement of Lonerider Spirits, LLC as of the date first above written; do hereby agree that any of the officers of the Company identified pursuant to Section 5.05 above is hereby authorized to execute and deliver this Agreement on behalf of the Company; and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

CLASS B MEMBERS:

DocuSigned by:

Sumit Vohra

04A89710412040C...

DocuSigned by:

Christopher Mielke

632075CBF054411...

IN WITNESS WHEREOF, the undersigned have executed, or caused to be executed on their behalf, and delivered this Amended and Restated Operating Agreement of Lonerider Spirits, LLC as of the date first above written; do hereby agree that any of the officers of the Company identified pursuant to Section 5.05 above is hereby authorized to execute and deliver this Agreement on behalf of the Company; and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

CLASS CF MEMBERS:

DocuSigned by:

Sumit Volera
04A89710412040C...

DocuSigned by:

Christopher Mielke
632075CBF054411...

IN WITNESS WHEREOF, the undersigned have executed, or caused to be executed on their behalf, and delivered this Amended and Restated Operating Agreement of Lonerider Spirits, LLC as of the date first above written; do hereby agree that any of the officers of the Company identified pursuant to Section 5.05 above is hereby authorized to execute and deliver this Agreement on behalf of the Company; and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

CLASS W MEMBERS:

DocuSigned by:

Sumit Vohra

04A89710412040C...

DocuSigned by:

Christopher Mielke

632075CBF064411...

EXHIBIT A
TO AMENDED AND RESTATED OPERATING AGREEMENT OF LONERIDER SPIRITS, LLC

Representatives

By attaching his or her signature hereto, each undersigned Person does hereby consent and agree to serve as a Representative of Lonerider Spirits, LLC, pursuant to the Amended and Restated Operating Agreement of Lonerider Spirits, LLC, as such agreement may be hereafter amended, until such time as the undersigned's death (if a human being), dissolution and liquidation (if an Entity), removal, resignation, or successor(s) have been duly elected and qualified to serve.

This consent shall be effective as of the Effective Date.

DocuSigned by:
Sumit Vohra
04A89710412040C...
____
Name: Sumit Vohra
Address: 206 Coral Creek Lane
Morrisville, NC 27560

DocuSigned by:
Christopher Mielke
632075CBF054411...
____
Name: Chris Mielke
Address: 428 Marsh Landing Drive
Holly Springs, NC 27540

EXHIBIT C
TO AMENDED AND RESTATED OPERATING AGREEMENT OF
LONERIDER SPIRITS, LLC

Nonrecourse Debt and Other Allocations

The provisions of this Exhibit C shall apply to the Company and its Members at all times during which the Company is treated as a partnership for federal tax purposes.

Section C.1   Definitions. The following defined terms used in this Exhibit C have the meanings specified below.

(a) "Adjusted Capital Account" means, with respect to any Member, the balance in such Member's Capital Account (as of the end of any period for which allocations of the Company's Income or Loss are made), increased by (i) the amount of (A) any deficit balance that the Member is obligated to restore upon liquidation of the Company pursuant to Regulations section 1.704-1(b)(2)(ii)(b)(3) or is treated as obligated to restore pursuant to Regulations section 1.704-1(b)(2)(ii)(c), and (B) the Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, and decreased by (ii) the items described in Regulations section 1.704-1(b)(2)(ii)(d)(4), (5), and (6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulations section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(b) "Company Minimum Gain" has the meaning set forth for "partnership minimum gain" in sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations.

(c) "Member", where used in this Exhibit, is to be interpreted and applied so as to mean and include all Persons that are treated and respected under the Agreement as being a holder of Units, regardless of whether such holder has been admitted as a Member of the Company.

(d) "Member Nonrecourse Debt" has the meaning set forth for "partner nonrecourse debt" in section 1.704-2(b)(4) of the Regulations.

(e) "Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with section 1.704-2(i)(3) of the Regulations.

(f) "Member Nonrecourse Deductions" has the meaning set forth for "partner nonrecourse deductions" in sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations.

(g) "Nonrecourse Deductions" has the meaning set forth in section 1.704-2(b)(1) of the Regulations.

(h) "<u>Nonrecourse Liability</u>" means a liability of the Company for which no Member bears the economic risk of loss within the meaning of section 1.752-2 of the Regulations.

Unless otherwise defined, other terms with initial capital letters used in this <u>Exhibit C</u> have the same meaning as ascribed to them in the main text of the Amended and Restated Operating Agreement of the Company, as such agreement may be further amended or restated from time to time in accordance with the provisions thereof (the "<u>Agreement</u>"). This <u>Exhibit C</u> shall be treated for all purposes as being fully a part of, and incorporated within, the Agreement, as if the provisions of this <u>Exhibit C</u> were set forth in the main text of the Agreement.

Section C.2   <u>Special Allocations</u>. The following special allocations shall be made in the following order:

(a) <u>Minimum Gain Chargeback</u>. Except as otherwise provided in section 1.704-2(f) of the Regulations, notwithstanding any other provision of this <u>Exhibit C</u> or of Article IV of this Agreement, if there is a net decrease in Company Minimum Gain during any fiscal year or other applicable period, each Member shall be specially allocated items of Company income and gain for such fiscal year or other applicable period (and, if necessary, subsequent fiscal years or other applicable periods) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section C.2(a) is intended to comply with the minimum gain chargeback requirement in section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

(b) <u>Member Minimum Gain Chargeback</u>. Except as otherwise provided in section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this <u>Exhibit C</u> or of Article IV of this Agreement, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any fiscal year or other applicable period, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such fiscal year or other applicable period (and, if necessary, subsequent fiscal years or other applicable periods) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section C.2(b) is intended to comply with the minimum gain chargeback requirement in section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(c) <u>Qualified Income Offset</u>. If any Member unexpectedly receives any adjustments, allocations, or distributions described in sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6) of the Regulations, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, any deficit Adjusted Capital Account of such Member as quickly as possible; provided, however, that an allocation pursuant to this Section C.2(c) shall be made only if and to the extent that such Member would have an Adjusted Capital Account deficit after all other allocations provided for in this Section C.2 have been tentatively made as if this Section C.2(c) were not in the Agreement. This Section C.2(c) is intended to constitute a "qualified income offset" within the meaning of section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

(d) Gross Income Allocation. If any Member has a deficit Capital Account at the end of any fiscal year (or other applicable period) that is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; provided, however, that an allocation pursuant to this Section C.2(d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Exhibit C or in Article IV of this Agreement have been made as if Section C.2(c) hereof and this Section C.2(d) were not in the Agreement.

(e) Nonrecourse Deductions. Unless and except to the extent that the Board, upon consultation with the Company's professional tax advisors, determines that another manner is required under Code section 704 and the Regulations thereunder, nonrecourse Deductions for any fiscal year or other applicable period shall be specially allocated to the Members in accordance with their respective numbers of Units (regardless of Class) as such respective numbers of Units may be amended from time to time in accordance with this Agreement. For purposes of determining each Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations section 1.752-3(a)(3), such excess nonrecourse liabilities shall be allocated to and among all of the Members in proportion to their respective numbers of Units (regardless of Class), unless and except to the extent that the Board, upon consultation with the Company's professional tax advisors, determines that another manner is required under Code section 752 and the Regulations thereunder..

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any fiscal year or other applicable period shall be specially allocated to the Member that bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations section 1.704-2(i)(1).

(g) Forfeiture Allocations. Notwithstanding anything to the contrary in this Agreement, upon a forfeiture by any holder of any Class W Units or other Units that are substantially nonvested and with respect to which any items of Company income, gain, deduction, loss, or credit have been allocated for any period before or including the date of disposition, then gross items of income, gain, loss or deduction shall be specially allocated to such holder if and to the extent required by final Regulations provisions promulgated after the Effective Date to ensure that allocations made with respect to all such nonvested Units are respected under Code section 704 and Regulations promulgated thereunder. The terms "forfeiture" and "substantially nonvested" for this purpose have the meaning given to such terms under Code section 83 or any final Regulations issued pursuant to Code section 704. This paragraph is intended to authorize and provide for "forfeiture allocations" as may be required in accordance with final Regulations to be promulgated under Code section 704 after the Effective Date; provided, however, that this Section C.2(g) shall apply only with respect to any Units to which the forfeiture allocations provisions of any such final Regulations may be applicable.

(h) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code section 734(b) or Code section 743(b) is required, pursuant to Regulations sections 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's Units in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated: (i) if Regulations section 1.704-1(b)(2)(iv)(m)(2) applies, to the Members in accordance with how they would share the allocated item of gain or loss if it were included in computing the Net Income or Net Loss in the Company for the period in which the adjustment occurs; or (ii) if Regulations section 1.704-1(b)(2)(iv)(m)(4) applies, to the Member to which such distribution was made.

(i) Special Allocation of Items Resulting from Company Audits. The Board, or such Person as the Board may designate, may make special allocations of income, gain, loss, or deduction in order to correct for distortions arising from a Company tax audit and Company Level Taxes (as defined in Section 4.04(c) above). Allocations made under this Section C.2(i) shall preserve, to the greatest extent permitted by law, the after-tax economic arrangement of the Members as set forth in Section 4.02 of the Agreement.

Section C.3 Curative Allocations. The allocations set forth in Section C.2(a) through (h) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section C.3. Therefore, notwithstanding any other provision of this Exhibit C (other than the Regulatory Allocations), such offsetting special allocations of Company income, gain, loss, or deduction shall be made in whatever manner the Board determines appropriate (based on the advice of the Company's tax advisors) so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to other Sections of the Agreement. In exercising its discretion under this Section, the Board shall take into account future Regulatory Allocations that, although not yet made, are likely to be made and offset other prior Regulatory Allocations.

Section C.4 Compliance with Regulations. It is the intent of the Members that, to the greatest extent possible, the allocations of all items of income, gain, loss, deduction, and credit under this Agreement (i) have "substantial economic effect" within the meaning of, or otherwise be in accordance with, Code section 704(b) and the Regulations promulgated thereunder, and/or (ii) be consistent with the Members' interests in the Company. Accordingly, to the extent adjustment to the allocations under this Agreement is necessary in order to be in compliance with the provisions of Code section 704(b) and the Regulations thereunder, such necessary adjustments in the allocations shall be made, but only to the smallest extent necessary. Furthermore, if there has been any adjustment in the allocations to the Members on account of the preceding sentence, subsequent allocations of income, gain, loss, deduction, or credit shall, to the extent possible, be allocated to the Members in the order and in a manner designed to result in each Member's having a Capital Account balance equal to what such balance would have been had the allocation(s) pursuant to the preceding sentence not occurred, and in a manner that is likely to minimize any economic distortions that otherwise might result.

EXHIBIT D
TO AMENDED AND RESTATED OPERATING AGREEMENT OF LONERIDER SPIRITS, LLC

<u>Officers</u>

Sumit Vohra	Chairman of the Board
Chris Mielke	President